UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the Quarter Ended January 31, 2005

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     .

This report consists of (i) Condensed Consolidated Financial Statements, (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended January 31, 2005 and 2004, and (iii) other information, and is being made pursuant to that certain Indenture, dated as of January 26, 2004, by and among New ASAT (Finance) Limited, ASAT Holdings Limited and its subsidiaries referred to therein as Guarantors, and The Bank of New York, as trustee (the “Indenture”).

ii

PART I - FINANCIAL INFORMATION

Item 1.	Financial Statements

	Condensed Consolidated Balance Sheets as of January 31, 2005 and April 30, 2004	1

	Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months and nine months ended January 31, 2005 and 2004	2

	Condensed Consolidated Statements of Cash Flows for the three months and nine months ended January 31, 2005 and 2004	3

	Notes to Condensed Consolidated Financial Statements	4

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended January 31, 2005 and 2004	20

Item 3.	Quantitative and Qualitative Disclosures About Market Risk	52

Item 4.	Controls and Procedures	53

PART II - OTHER INFORMATION

Item 1.	Legal Proceedings	53

Signatures		55

All financial information in this report on Form 6-K is in United States dollars, which are referred to as “Dollars” and “$”.

iii

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JANUARY 31, 2005 AND APRIL 30, 2004

	January 31, 2005	April 30, 2004
	$’000 (Unaudited)	$’000
ASSETS
Current assets:
Cash and cash equivalents	40,810	62,610
Accounts receivable-trade (net of allowance for doubtful accounts of $172 and $127 at January 31, 2005 and April 30, 2004, respectively)	20,252	26,424
Inventories (Note 2)	17,695	21,311
Prepaid expenses and other current assets (Note 7)	6,926	5,698

Total current assets	85,683	116,043

Property, plant and equipment, net (Note 3)	108,117	104,848
Deferred charges, net	5,969	6,128
Other non-current assets (Notes 4, 7)	2,960	—

Total assets	202,729	227,019

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	25,268	25,938
Accrued liabilities	8,049	12,040
Amount due to QPL	2,867	5,259
Current portion of capital lease obligations (Note 7)	1,712	—

Total current liabilities	37,896	43,237

9.25% senior notes due 2011	150,000	150,000
Capital lease obligations, net of current portion (Note 7)	4,488	—

Total liabilities	192,384	193,237

Commitments and contingencies (Note 7)
Shareholders’ equity:
Common stock	6,853	6,840
Less: Repurchase of shares at par	(71)	(71)
Additional paid-in capital	231,312	231,118
Deferred stock-based compensation	(555)	(754)
Accumulated other comprehensive loss	(196)	(55)
Accumulated deficit	(226,998)	(203,296)

Total shareholders’ equity	10,345	33,782

Total liabilities and shareholders’ equity	202,729	227,019

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS FOR THE THREE MONTHS AND NINE MONTHS

ENDED JANUARY 31, 2005 AND 2004

(Unaudited)

	Three months ended		Nine months ended
	January 31, 2005	January 31, 2004	January 31, 2005	January 31, 2004
	$’000	$’000	$’000	$’000
Net sales	47,300	59,596	150,376	151,685

Cost of sales (Notes 2 and 5)	45,421	47,182	139,443	124,688

Gross profit	1,879	12,414	10,933	26,997

Operating expenses:
Selling, general and administrative	6,381	6,688	19,746	18,194
Research and development	1,116	1,096	3,448	3,398
Impairment of property, plant and equipment	—	2,387	—	2,387
Reorganization expenses (Note 6)	—	—	713	—
Facilities charge	—	—	—	306

Total operating expenses	7,497	10,171	23,907	24,285

(Loss) Profit from operations	(5,618)	2,243	(12,974)	2,712
Other income, net	249	118	481	499
Interest expense:
Amortization of deferred charges	(242)	(245)	(708)	(711)
Third parties	(3,559)	(3,487)	(10,496)	(10,075)

Loss before income taxes	(9,170)	(1,371)	(23,697)	(7,575)
Income tax expense	—	(9)	(5)	(9)

Net loss	(9,170)	(1,380)	(23,702)	(7,584)
Other comprehensive loss:
Foreign currency translation	(33)	(1)	(141)	(22)

Comprehensive loss	(9,203)	(1,381)	(23,843)	(7,606)

Net loss per ordinary share:
Basic and diluted
Net loss per ordinary share	$(0.01)	$(0.00)	$(0.03)	$(0.01)

Basic and diluted weighted average number of ordinary shares outstanding	678,086,165	672,999,055	677,832,935	670,297,685

Net loss per ADS:
Basic and diluted
Net loss per ADS	$(0.07)	$(0.01)	$(0.17)	$(0.06)

Basic and diluted weighted average number of ADSs outstanding	135,617,233	134,599,811	135,566,587	134,059,537

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS AND NINE MONTHS ENDED JANUARY 31, 2005 AND 2004

(Unaudited)

	Three months ended		Nine months ended
	January 31, 2005	January 31, 2004	January 31, 2005	January 31, 2004
	$’000	$’000	$’000	$’000
Operating activities:
Net loss	(9,170)	(1,380)	(23,702)	(7,584)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	8,696	6,293	23,267	18,254
Deferred charge and debt discount	242	391	708	1,149
Loss (Gain) on disposal of property, plant and equipment, net	14	(54)	136	(123)
Non-cash impairment of property, plant and equipment	—	2,337	—	2,337
Stock-based employee compensation expense	62	167	188	167
Changes in operating assets and liabilities:
Accounts receivable-trade, net	(321)	(5,058)	6,172	(12,466)
Restricted cash	—	1,478	—	1,504
Inventories	424	(5,614)	3,616	(8,660)
Prepaid expenses and other current assets	(428)	(518)	(1,228)	(358)
Other non-current assets	(1,301)	—	(2,960)	—
Accounts payable	3,539	4,224	(249)	11,857
Accrued liabilities	(4,842)	6,648	(3,991)	7,064
Amount due to QPL	(46)	1,655	(2,392)	2,299

Net cash (used in) provided by operating activities	(3,131)	10,569	(435)	15,440

Investing activities:
Acquisition of property, plant and equipment	(7,073)	(8,384)	(27,106)	(16,404)
Proceeds from sale of property, plant and equipment	13	329	13	464

Net cash used in investing activities	(7,060)	(8,055)	(27,093)	(15,940)

Financing activities:
Repayments of capital lease obligations	(340)	—	(340)	—
Proceeds from sale-leaseback transactions	6,540	—	6,540	—
Proceeds from stock options exercised	38	1,702	218	1,702
Proceeds from issuance of long-term debt	—	150,000	—	150,000
Restricted cash –12.5% senior notes redemption	—	(111,035)	—	(111,035)
Payment of debt issuance cost	(449)	(6,368)	(549)	(6,368)

Net cash provided by financing activities	5,789	34,299	5,869	34,299

Net (decrease) increase in cash and cash equivalents	(4,402)	36,813	(21,659)	33,799
Cash and cash equivalents at beginning of period	45,245	22,724	62,610	25,775
Effects of foreign exchange rates change	(33)	(65)	(141)	(102)

Cash and cash equivalents at end of period	$40,810	$59,472	$40,810	$59,472

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$6,992	$—	$14,122	$6,297
Income taxes	—	3	5	3
Property disposal	—	50	—	50
Additions to capital lease obligations	6,540	—	6,540	—

The accompanying footnotes are an integral part of these condensed consolidated financial statements.

ASAT HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The condensed consolidated financial statements have been prepared by ASAT Holdings Limited (the “Company”) in accordance with generally accepted accounting principles in the United States of America. The April 30, 2004 balance sheet was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States of America. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of the Company on Form 20-F for the fiscal year ended April 30, 2004. The interim financial statements for the three months and nine months ended January 31, 2005 and 2004 were not audited, but in the opinion of management reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented.

The unaudited condensed consolidated financial statements include the accounts of the Company and its principal subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board, or the FASB, issued FASB Statement No. 151, “Inventory Costs—an amendment of ARB No. 43” (“SFAS No. 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

On December 16, 2004, FASB published FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) which replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123R as of the first interim or annual reporting period that begins after June 15, 2005. The adoption of SFAS 123R will have a significant impact on the consolidated statement of operations as the Company will be required to expense the fair value of stock option grants and stock purchases under its employee stock option plan.

Stock-Based Compensation

SFAS No. 123 “Accounting for Stock-Based Compensation” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation awarded to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, compensation cost for stock options awarded to employees, officers, and directors is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

The Company has applied the pro-forma fair value disclosure as required under SFAS No. 123. If the Company had accounted for its stock option plan by recording compensation cost based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company’s net loss and net loss per share would have been increased to the pro forma amounts as follows:

	Three Months Ended		Nine Months Ended
	January 31, 2005	January 31, 2004	January 31, 2005	January 31, 2004
	$’000	$’000	$’000	$’000
	(Unaudited)		(Unaudited)
Net loss
Net loss, as reported	(9,170)	(1,380)	(23,702)	(7,584)
Add: stock-based employee compensation expense as included in the reported net loss	62	167	188	167
Deduct: stock-based employee compensation expense determined under fair value based method for all rewards, net of tax effect	(1,358)	(597)	(4,002)	(4,879)
Net loss, pro forma	(10,466)	(1,810)	(27,516)	(12,296)

Net loss per ordinary share (dollars per share):
- Basic	(0.01)	(0.00)	(0.03)	(0.01)
- Diluted	(0.01)	(0.00)	(0.03)	(0.01)

Pro forma net loss per ordinary share (dollars per share):
- Basic	(0.02)	(0.00)	(0.04)	(0.02)
- Diluted	(0.02)	(0.00)	(0.04)	(0.02)

2.	INVENTORIES

The components of inventories, stated at the lower of cost or net realizable value, are as follows:

	January 31, 2005	April 30, 2004
	$’000 (Unaudited)	$’000
Raw materials	15,655	18,898
Work-in-progress	2,040	2,413

	17,695	21,311

Management continuously reviews slow-moving and obsolete inventory and assesses any inventory obsolescence based on inventory levels, material composition and expected usage as of that date. During the three months ended January 31, 2005 and 2004, there were non-

cash write-offs of specific inventories of $326 thousand and $348 thousand, respectively. During the nine months ended January 31, 2005 and 2004, the non-cash write-off of specific inventories amounted to $1.7 million and $1.0 million, respectively.

3.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of January 31, 2005 included equipment leased under capital leases with a cost of $6.5 million and accumulated depreciation of $392 thousand. Depreciation is provided on a straight-line basis over the term of the leases.

4.	OTHER NON-CURRENT ASSETS

Other non-current assets as of January 31, 2005 consisted of $1.6 million as prepaid rent and deposit to the lessor for the capital leases of equipment and $1.4 million as prepaid rent to the lessor for the Phase II manufacturing facility in Dongguan, China (See also Note 7).

5.	RELATED PARTY TRANSACTIONS

The Company purchased raw materials of $5.2 million and $8.9 million from QPL International Holdings Limited (“QPL”) for the three months ended January, 2005 and 2004, and $19.6 million and $22.7 million for the nine months ended January 31, 2005 and 2004, respectively.

The Company leases its Hong Kong office and manufacturing premises from QPL under a lease agreement which expires on March 31, 2007. The Company paid rental expenses of $659 thousand and $774 thousand for the three months ended January 31, 2005 and 2004, respectively, and $2.0 million and $2.3 million for the nine months ended January 31, 2005 and 2004, respectively.

QPL provides the Company with certain services, including repairs and maintenance services and, prior to November 2003, chemical waste treatment and disposal services. The Company paid combined services fees of $29 thousand and $43 thousand for the three months ended January 31, 2005 and 2004, respectively, and $46 thousand and $91 thousand for the nine months ended January 31, 2005 and 2004, respectively.

The Company provides management information services and building facility services to QPL under a cost sharing agreement. The Company received services income from provision of such services of $25 thousand and $31 thousand for the three months ended January 31, 2005 and 2004, and $77 thousand and $99 thousand for the nine months ended January 31, 2005 and 2004, respectively.

QPL and its subsidiaries collectively own approximately 42.5% of the Company’s ordinary shares as of January 31, 2005.

The amount due to QPL, which represented the net payable to QPL as a result of the above, was unsecured and interest free.

6.	REORGANIZATION EXPENSES

In connection with the Company’s cost reduction program and planned move to the China facilities, the Company’s management approved and terminated the services of approximately 140 employees primarily in the Hong Kong manufacturing operations during the quarter ended October 31, 2004. The aggregate amount of the termination benefits charged to the statements of operations amounted to $713 thousand in the nine months ended January 31, 2005.

7.	COMMITMENTS AND CONTINGENCIES

Capital expenditures

On August 5, 2004, the Company entered into an agreement to engage a third party vendor to complete the interior finish and fixtures of the Phase II facility (as defined below), including the purchase and installation of electrical and mechanical systems such as HVAC systems and the utilities infrastructure such as water deionization and purification system, gas piping and electrical wiring. The acquisition of capital equipment and the installation service charges to be incurred by the Company under the terms of this agreement are valued at approximately $28.9 million. This amount is payable in three tranches followed by equal monthly payments as follows: (i) the first payment in the amount of $2.9 million was due within ten days of signing the agreement; (ii) the second payment in the amount of $7.2 million is due within ten days of the achievement of 50% of the contracted work; (iii) the third payment in the amount of $4.3 million is due within ten days of the completion of the contracted work; and (iv) the remaining balance, as retention money, is payable in 24 monthly payments in the amount of $597 thousand per month, the first such monthly payment commencing on the thirtieth day after the completion of the contracted work. On August 12, 2004, the Company made the first tranche payment of $2.9 million to the vendor.

As of January 31, 2005 and April 30, 2004, the Company had contracted for capital expenditures on property, plant and equipment, including the completion of the interior finish and fixtures contract for the Phase II facility that was entered into the October 2004 quarter, of $32.7 million and $8.0 million, respectively.

Operating leases

The Company leases certain land and buildings and equipment and machinery, under operating lease agreements expiring at various times through August 2018. The Hong Kong facility leased from QPL is under a three-year lease term which expires on March 31, 2007.

Future minimum lease payments under operating leases as of January 31, 2005 are as follows:

$’000
(Unaudited)
Fiscal year ending April 30:
2005 (the remainder of fiscal year)	1,616
2006	5,592
2007	4,280
2008	2,162
2009	2,154
Thereafter	5,776

Total	21,580

The Company entered into a lease of a factory facility (the “Phase I facility”) in Dongguan, China, in August 2002 under which the lessor was responsible for the design, construction and completion of the interior finish and fixtures of the factory building. The Company is obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003.

From October 30, 2004 and onward during the remaining term of the lease, the Company has an option and a right of first refusal to purchase the Phase I facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facility and the related land-use right. The highest price for the Phase I facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$108.4 million (approximately $13.9 million at an assumed exchange rate of HK$7.80 per $1.00).

On May 7, 2004, the Company entered into a lease agreement of another factory facility (the “Phase II facility”) in Dongguan, China, under which the lessor is responsible for the design and construction of the factory building. The Company is obligated to pay a monthly lease payment for a term of 15 years starting from the commencement date (as defined in the lease agreement). The commencement date is estimated to be in October 2005. Under the terms of the Phase II facility lease, the Company is obligated to pay monthly payments of $179 thousand for the first six years of the lease term and $90 thousand per month for the seventh to fifteenth years of the lease term.

The aggregate lease payments under the Phase II facility lease, starting from the commencement date, are as follows:

$’000
(Unaudited)
First to sixth rental years	12,888
Seventh to fifteenth rental years	9,720

Total	22,608

At any time on or after October 31, 2008, the Company has an option and a right of first refusal under the lease to purchase the Phase II facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule during the period from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the factory facility and the related land-use right. The highest price for the Phase II facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$60.0 million (approximately $7.7 million at an assumed exchange rate of HK$7.80 per $1.00).

The Company evaluated its lease arrangements for the Phase I and Phase II facilities in accordance with FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (“FIN 46R”). The Company determines that it has variable interests in the lessor through the options to purchase the leased assets during the lease term at predetermined prices. Pursuant to the lease arrangements, the Company does not absorb a majority of the expected losses from specified leased assets. Therefore, the Company is not considered the primary beneficiary of the specified leased assets and, accordingly, no amounts of the specified leased assets are consolidated in the Company’s consolidated financial statements as of January 31, 2005.

Other than disclosed above, the Company does not have other significant business arrangements with entities that may qualify as a variable interest entity under FIN 46R.

As of January 31, 2005, a total of $2.7 million in deposit payments were paid to the lessor of the Phase II facility. Of the $2.7 million recorded as of January 31, 2005, $1.4 million was classified as other non-current assets and the remaining $1.3 million was classified as part of prepaid expenses and other current assets. Under the terms of the lease, these amounts are to be applied towards future lease and management fee payments starting from the commencement date (as defined in the agreement) until the deposit is fully applied.

Capital leases

In the three months ended January 31, 2005, the Company sold certain equipment for $6.5 million. The equipment was leased back from the purchaser (the “purchaser-lessor”) under leases pursuant to which the Company is required to pay to the purchaser-lessor on a quarterly basis the greater of (i) lease payments based on the reported usage of the equipment and (ii) a minimum commitment. The initial terms of the leases expire upon the earlier of the date that the committed usage has been achieved under the leases or 14 quarters after the lease commencement date. In connection with the sale-leasebacks, the Company recognized a gain on disposal of fixed assets of approximately $115 thousand, which has been deferred and amortized in the consolidated statement of operations against depreciation expenses over the term of the lease. The sale-leaseback arrangements are classified as capital leases.

Future minimum lease payments under capital lease obligations as of January 31, 2005 are as follows:

$’000
(Unaudited)
Fiscal year ending April 30:
2005 (the remainder of fiscal year)	466
2006	1,863
2007	1,863
2008	1,842
2009	729

Total minimum lease payments	6,763
Less: amounts representing interest	(563)

Present value of minimum lease payments	6,200
Current portion	(1,712)

Long-term portion	4,488

At the inception of the leases, the Company paid to the purchaser-lessor a deposit and prepaid rent amount of $1.6 million. The amount is classified as other non-current assets in the condensed consolidated balance sheet as of January 31, 2005.

At the end of each of the initial lease terms, the Company has an option to (i) return all the equipment to the purchaser-lessor; (ii) purchase all the equipment at prices based on the then fair market values of the equipment; or (iii) extend the lease terms by two additional quarters and purchase the equipment at a price of $1,000 for each piece of equipment.

Pursuant to these sale-leaseback arrangements, the purchaser-lessor entered into a separate term loan facility agreement for up to $5 million with a bank in Hong Kong (the “Lender”). Upon demand by the Lender, the Company and one of its subsidiaries fully and unconditionally guaranteed the purchaser-lessor for the $5 million term loan facility. The Company believes that the guarantee has the characteristics set forth in FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which requires initial recognition of the guarantee at fair values at its inception. Nonetheless, the fair value of the guarantee is considered to be insignificant given the risk of loss on such guarantee at the date of its inception and, therefore, no amount was recognized in the consolidated financial statements for the period ended January 31, 2005.

Litigation

QPL International Holdings Limited (“QPL”) entered into a patent cross license agreement with Motorola, Inc. on October 1, 1993 (the “Immunity Agreement”). Under the terms of the Immunity Agreement, QPL had been obligated to pay quarterly royalties to Motorola on a per solder ball pad basis for all “BGA Packages,” as defined therein. QPL, through its then subsidiary ASAT Limited, paid royalties on certain products and not others based on its understanding of the obligations under the Immunity Agreement. When QPL assigned certain semiconductor assets to the Company in 1999, ASAT Limited continued to make payments to Motorola, even though the Immunity Agreement was not assigned to the Company or any of its subsidiaries.

Motorola approached the Company in December 2002 claiming that the Company had assumed QPL’s obligations under the Immunity Agreement. It commissioned a third-party auditor to audit the royalty payments the Company had made for the three-year period ended October 31, 2002. Based on the results of that audit, Motorola asserted that QPL and the Company collectively owe additional royalties of $8,000,000 along with interest under either the Immunity Agreement or “implied in fact” contract that mirrors the terms of the Immunity Agreement. The bulk of the amount claimed stems from Motorola’s contention that the Company and QPL owe royalties for the manufacture of fpBGA products, a contention that both entities deny.

On April 9, 2003, the Company and its subsidiary, ASAT, Inc., as co-plaintiffs initiated a lawsuit against Motorola in the United States District Court for the Northern District of California (the “Court”) by filing a complaint for Declaratory Judgment seeking a declaration from the court that neither plaintiff owed Motorola any royalty payments under the Immunity Agreement or any other agreement. Motorola has counter-claimed for breach of contract against the Company, ASAT, Inc., ASAT Limited and QPL, seeking $8,000,000 plus interest accruing at the rate of 1% per month on the alleged unpaid royalties. The substantial majority of Motorola’s demand is directed to the Company and its subsidiaries.

In pre-trial proceedings, ASAT, Inc. obtained summary judgment on all of Motorola’s claims. ASAT Holdings and ASAT Limited have obtained rulings that bar Motorola from seeking to assert claims against them under the Immunity Agreement. Motorola’s only remaining claims against the Company and its subsidiary, ASAT Limited, are based on a supposed “implied in fact” contract with Motorola.

Discovery in the matter is now closed. The Company has filed two motions with the court to dismiss Motorola’s remaining implied contract claims. Following a hearing in February 2005 at which the Company asked the court to dismiss the implied contract claim, the Company believes that Motorola and the ASAT entities (including the Company, ASAT Limited, and ASAT, Inc.) reached an agreement in principle to settle the case, release one another from liability for past alleged infringement of certain patents, and license one another to use certain patents in the future. The agreement in principle is oral and represents only a high level outline for a settlement. The details of the settlement have not been agreed to by the parties, and the matter will not be resolved unless and until a formal written settlement agreement setting forth the final terms of the settlement is agreed to by the parties. The terms of the formal settlement agreement are currently being negotiated.

The trial date that had been previously set for April 2005 has been vacated, and a new trial date has not been set. The Company continues to deny the allegations that Motorola is owed any additional royalties under any agreement. If the Company and Motorola are unable to settle this matter, the litigation will continue. Given the inherent uncertainties of litigation, there can be no guarantee that the Company would prevail in that litigation or that an adverse outcome would not have a material impact on the Company’s financial condition. Based on the assessment and information available to date, the Company is unable to evaluate the likelihood of an unfavorable outcome in the Motorola litigation and no amounts have been provided for such matters in the consolidated financial statements.

8.	STOCK OPTION PLAN

On July 6, 2000, the Company adopted a Stock Option Plan (“2000 Stock Option Plan”) under which the Board of Directors may, at their discretion, invite any key officers, employees, consultants and non-employee directors of the Company to subscribe for up to a maximum of 110,000,000 ordinary shares of the Company. The Board of Directors will determine which individuals will be granted options, the number of American Depositary Shares, or “ADSs”, subject to the options, the exercise price for the options, the vesting periods and any other terms that will apply as the Board deems appropriate. Under Accounting Principles Board Opinion No. 25, the Company recognized stock-based employee compensation expenses of $62 thousand and $167 thousand for the three months ended January 31, 2005 and 2004, respectively, and $188 thousand and $167 thousand for the nine months ended January 31, 2005 and 2004, respectively.

On January 24, 2003, the Company announced its Employee Stock Option Exchange Program, a voluntary stock option exchange program for the Company’s employees, employee directors and non-employee directors. The Company offered eligible stock option holders with exercise prices above the current bid price of the Company’s ADSs to voluntarily cancel their outstanding options. In exchange, participants were granted new stock options at the fair value of the Company’s ADS no sooner than six months and one day after the cancellation of the options which cancellation occurred on February 24, 2003. Under the terms of the Stock Option Exchange Program, 12,164,447 ADS options were surrendered for cancellation.

On August 29, 2003 additional options for 6,589,710 ADSs were granted under the Employee Stock Option Exchange Program at an exercise price of $1.44 per ADS to those participants who were still employed by the Company on that date. All newly granted options have the same vesting schedules as the cancelled options.

Option activity relating to the Company’s stock option plan is summarized as follows:

	(Unaudited) Outstanding Options
	Number of ADS options	Weighted-average exercise price per ADS
Outstanding at April 30, 2003	1,753,480	$2.44
Granted	420,000	$0.58
Cancelled	(24,520)	$7.11

Outstanding at July 31, 2003	2,148,960	$2.03

Granted	8,744,710	$1.64
Cancelled	(18,750)	$1.28

Outstanding at October 31, 2003	10,874,920	$1.71

Granted	455,000	$3.05
Cancelled	(202,365)	$1.52
Exercised	(1,272,763)	$1.34

Outstanding at January 31, 2004	9,854,792	$1.83

Outstanding at April 30, 2004	11,435,612	$2.08

Granted	125,000	$1.97
Cancelled	(180,989)	$1.40
Exercised	(178,090)	$0.99

Outstanding at July 31, 2004	11,201,533	$2.11

Granted	657,100	$1.07
Cancelled	(195,160)	$1.37
Exercised	(7,000)	$0.42

Outstanding at October 31, 2004	11,656,473	$2.06

Granted	1,046,000	$1.30
Cancelled	(686,882)	$2.32
Exercised	(71,700)	$0.53

Outstanding at January 31, 2005	11,943,891	$1.99

ADS options exercisable at:
January 31, 2004	4,405,102	$1.91
January 31, 2005	7,450,466	$1.97

Certain unexercised options were cancelled for option holders who left the Company, either voluntarily or under the reorganization, during the three months and nine months ended January 31, 2005 and 2004.

In no circumstances was there a grant of an option to the same individual for whom an option was cancelled within six months.

9.	SUBSEQUENT EVENTS

In February 2005, the Company contributed $10.6 million as contributed capital to its wholly-owned Chinese subsidiary, ASAT Semiconductor (Dongguan) Limited.

On March 1, 2005, ASAT Semiconductor (Dongguan) Limited entered into a loan agreement pursuant to which it borrowed RMB40 million (approximately $4.8 million at an assumed exchange rate of RMB8.30 per $1.00) from a Chinese bank. The loan bears annual interest at a rate of 5.022%, with interest payable on a monthly basis. The principal amount of the loan matures in its entirety on February 28, 2006. Under the loan agreement, the Company has fully and unconditionally guaranteed the loan.

On March 2, 2005, the Company made the second tranche payment of $7.2 million pursuant to the agreement with the third party vendor referenced in Note 7 above to complete the interior finish and fixtures of the Phase II facility. The Company was required to make the second tranche payment under the agreement upon completion of 50% of the contracted work.

10.	CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On January 26, 2004, New ASAT (Finance) Limited, a wholly-owned subsidiary of the Company, issued $150.0 million of its 9.25% senior notes as part of a refinancing transaction.

Under the indenture governing the 9.25% senior notes, ASAT Holdings Limited and certain of its wholly-owned subsidiaries that are “restricted subsidiaries” (as defined ASAT Limited, Timerson Limited and ASAT, Inc. and referred to below as guarantor subsidiaries) under the indenture for the 9.25% senior notes have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis. The indenture governing the 9.25% senior notes does not contain significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The interim condensed consolidating financial statements are presented below and should be read in connection with the Consolidated Financial Statements of ASAT Holdings Limited. Separate financial statements and other disclosures concerning the guarantor subsidiaries are not included herein because (i) the guarantor subsidiaries are wholly-owned and have fully and unconditionally guaranteed the 9.25% senior notes on a joint and several basis, and (ii) the Company’s management has determined that such information is not material to investors.

The following condensed consolidating financial information presents the condensed consolidated balance sheets as of January 31, 2005 and April 30, 2004 and the related condensed consolidated statements of operations and comprehensive loss and cash flows for the three months and nine months ended January 31, 2005 and 2004 of (a) ASAT Holdings Limited, the parent company; (b) New ASAT (Finance) Limited, the subsidiary issuer; (c) the guarantor subsidiaries of ASAT Holdings Limited on a combined basis; (d) the non-guarantor subsidiaries of ASAT Holdings Limited separately for each of ASAT (Finance) LLC and all non-guarantor subsidiaries of ASAT Holdings Limited other than ASAT (Finance) LLC; (e) eliminating entries; and (f) the total consolidated amounts.

Unaudited Condensed Consolidated Balance Sheet as of January 31, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	165	—	40,507	138	—	40,810
Accounts receivable, net	—	—	20,252	—	—	20,252
Inventories	—	—	17,695	—	—	17,695
Prepaid expenses and other current assets	64	—	6,843	75	(56)	6,926

Total current assets	229	—	85,297	213	(56)	85,683
Property, plant and equipment, net	—	—	108,051	66	—	108,117
Investment in and advance to consolidated entities	225,347	144,031	80,581	—	(449,959)	—
Other non-current assets	—	5,969	2,960	—	—	8,929

Total assets	225,576	150,000	276,889	279	(450,015)	202,729

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Advance from consolidated entities	—	—	420,325	2,010	(422,335)	—
Other current liabilities	23	—	35,596	11	2,266	37,896

Total current liabilities	23	—	455,921	2,021	(420,069)	37,896
9.25% senior notes due 2011	—	150,000	—	—	—	150,000
Other non-current liability	—	—	4,488	—	—	4,488

Total liabilities	23	150,000	460,409	2,021	(420,069)	192,384

Shareholders’ equity:
Common stock ($0.01 par value)	6,853	—	141	123	(264)	6,853
Less: Repurchase of shares at par	(71)	—	—	—	—	(71)
Additional paid-in capital	215,942	—	22,728	—	(7,358)	231,312
Deferred stock-based compensation	(555)	—	—	—	—	(555)
Accumulated other comprehensive loss	—	—	—	(196)	—	(196)
Retained earnings (Accumulated deficit)	3,384	—	(206,389)	(1,669)	(22,324)	(226,998)

Total shareholders’ equity	225,553	—	(183,520)	(1,742)	(29,946)	10,345

Total liabilities and shareholders’ equity	225,576	150,000	276,889	279	(450,015)	202,729

Condensed Consolidated Balance Sheet as of April 30, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	554	—	61,961	95	—	—	62,610
Accounts receivable, net	—	—	26,424	—	—	—	26,424
Inventories	—	—	21,311	—	—	—	21,311
Prepaid expenses and other current assets	97	—	5,527	74	—	—	5,698

Total current assets	651	—	115,223	169	—	—	116,043
Property, plant and equipment, net	—	—	104,764	84	—	—	104,848
Investment in and advance to consolidated entities	222,245	148,149	67,737	—	78,728	(516,859)	—
Other non-current assets	—	6,128	—	—	—	—	6,128

Total assets	222,896	154,277	287,724	253	78,728	(516,859)	227,019

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Advance from consolidated entities	—	—	411,969	1,265	76,002	(489,236)	—
Other current liabilities	5	4,277	36,579	53	—	2,323	43,237

Total current liabilities	5	4,277	448,548	1,318	76,002	(486,913)	43,237
9.25% senior notes due 2011	—	150,000	—	—	—	—	150,000

Total liabilities	5	154,277	448,548	1,318	76,002	(486,913)	193,237

Shareholders’ equity:
Common stock ($0.01 par value)	6,840	—	141	123	—	(264)	6,840
Less: Repurchase of shares at par	(71)	—	—	—	—	—	(71)
Additional paid-in capital	213,022	—	22,728	—	2,726	(7,358)	231,118
Deferred stock-based compensation	(754)	—	—	—	—	—	(754)
Accumulated other comprehensive loss	—	—	—	(55)	—	—	(55)
Retained earnings (Accumulated deficit)	3,854	—	(183,693)	(1,133)	—	(22,324)	(203,296)

Total shareholders’ equity	222,891	—	(160,824)	(1,065)	2,726	(29,946)	33,782

Total liabilities and shareholders’ equity	222,896	154,277	287,724	253	78,728	(516,859)	227,019

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended January 31, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	73,480	—	(26,180)	47,300
Cost of sales	—	—	72,154	—	(26,733)	45,421

Gross profit	—	—	1,326	—	553	1,879

Operating expenses:
Selling, general and administrative	185	—	6,314	456	(574)	6,381
Research and development	—	—	1,116	—	—	1,116

Total operating expenses	185	—	7,430	456	(574)	7,497

(Loss) Profit from operations	(185)	—	(6,104)	(456)	1,127	(5,618)
Other income, net	—	3,711	1,085	291	(4,838)	249
Interest expense:
Amortization of deferred charges	—	(242)	(242)	—	242	(242)
Third parties	—	(3,469)	(3,559)	—	3,469	(3,559)

Loss before income taxes	(185)	—	(8,820)	(165)	—	(9,170)
Income tax expense	—	—	—	—	—	—

Net loss	(185)	—	(8,820)	(165)	—	(9,170)
Other comprehensive loss:
Foreign currency translation	—	—	—	(33)	—	(33)

Comprehensive loss	(185)	—	(8,820)	(198)	—	(9,203)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the nine months ended January 31, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	228,084	—	(77,708)	150,376
Cost of sales	—	—	218,158	—	(78,715)	139,443

Gross profit	—	—	9,926	—	1,007	10,933

Operating expenses:
Selling, general and administrative	470	—	19,564	1,368	(1,656)	19,746
Research and development	—	—	3,448	—	—	3,448
Reorganization expenses	—	—	713	—	—	713

Total operating expenses	470	—	23,725	1,368	(1,656)	23,907

(Loss) Profit from operations	(470)	—	(13,799)	(1,368)	2,663	(12,974)
Other income, net	—	11,114	2,312	832	(13,777)	481
Interest expense:
Amortization of deferred charges	—	(708)	(708)	—	708	(708)
Third parties	—	(10,406)	(10,496)	—	10,406	(10,496)

Loss before income taxes	(470)	—	(22,691)	(536)	—	(23,697)
Income tax expense	—	—	(5)	—	—	(5)

Net loss	(470)	—	(22,696)	(536)	—	(23,702)
Other comprehensive loss:
Foreign currency translation	—	—	—	(141)	—	(141)

Comprehensive loss	(470)	—	(22,696)	(677)	—	(23,843)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended January 31, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	84,451	—	—	(24,855)	59,596
Cost of sales	—	—	72,029	—	—	(24,847)	47,182

Gross profit	—	—	12,422	—	—	(8)	12,414

Operating expenses:
Selling, general and administrative	507	—	6,320	437	—	(576)	6,688
Research and development	—	—	1,096	—	—	—	1,096
Impairment of property, plant and equipment	—	—	2,387	—	—	—	2,387

Total operating expenses	507	—	9,803	437	—	(576)	10,171

(Loss) Profit from operations	(507)	—	2,619	(437)	—	568	2,243
Other income, net	18	205	354	237	3,527	(4,223)	118
Interest expense:
Amortization of deferred charges	—	(12)	(245)	—	(233)	245	(245)
Third parties	—	(193)	(3,487)	—	(3,294)	3,487	(3,487)

Loss before income taxes	(489)	—	(759)	(200)	—	77	(1,371)
Income tax expense	—	—	(7)	(2)	—	—	(9)

Net loss	(489)	—	(766)	(202)	—	77	(1,380)
Other comprehensive loss:
Foreign currency translation	—	—	—	(1)	—	—	(1)

Comprehensive loss	(489)	—	(766)	(203)	—	77	(1,381)

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the nine months ended January 31, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net sales	—	—	220,344	—	—	(68,659)	151,685
Cost of sales	—	—	193,347	—	—	(68,659)	124,688

Gross profit	—	—	26,997	—	—	—	26,997

Operating expenses:
Selling, general and administrative	741	—	18,078	1,324	—	(1,949)	18,194
Research and development	—	—	3,398	—	—	—	3,398
Impairment of property, plant and equipment	—	—	2,387	—	—	—	2,387
Reorganization expenses	—	—	306	—	—	—	306

Total operating expenses	741	—	24,169	1,324	—	(1,949)	24,285

(Loss) Profit from operations	(741)	—	2,828	(1,324)	—	1,949	2,712
Other income, net	85	205	1,373	859	10,581	(12,604)	499
Interest expense:
Amortization of deferred charges	—	(12)	(711)	—	(699)	711	(711)
Third parties	—	(193)	(10,075)	—	(9,882)	10,075	(10,075)

Loss before income taxes	(656)	—	(6,585)	(465)	—	131	(7,575)
Income tax expense	—	—	(7)	(2)	—	—	(9)

Net loss	(656)	—	(6,592)	(467)		131	(7,584)
Other comprehensive loss:					—
Foreign currency translation	—	—	—	(22)	—	—	(22)

Comprehensive loss	(656)	—	(6,592)	(489)	—	131	(7,606)

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended January 31, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(165)	(3,009)	219	(176)	—	(3,131)

Net cash provided by (used in) investing activities	164	3,458	(7,057)	(2)	(3,623)	(7,060)

Net cash provided by (used in) financing activities	38	(449)	2,357	220	3,623	5,789

Net increase (decrease) in cash and cash equivalents	37	—	(4,481)	42	—	(4,402)
Cash and cash equivalents at beginning of period	128	—	44,988	129	—	45,245
Effects of foreign exchange rates change	—	—	—	(33)	—	(33)

Cash and cash equivalents at end of period	165	—	40,507	138	—	40,810

Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended January 31, 2005

	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	NON- GUARANTOR SUBSIDIARIES	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(230)	(3,569)	3,921	(557)	—	(435)

Net cash (used in) provided by investing activities	(377)	4,118	(27,359)	(3)	(3,472)	(27,093)

Net cash provided by (used in) financing activities	218	(549)	1,984	744	3,472	5,869

Net (decrease) increase in cash and cash equivalents	(389)	—	(21,454)	184	—	(21,659)
Cash and cash equivalents at beginning of period	554	—	61,961	95	—	62,610
Effects of foreign exchange rates change	—	—	—	(141)	—	(141)

Cash and cash equivalents at end of period	165	—	40,507	138	—	40,810

Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended January 31, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(293)	1,267	6,253	(184)	3,526	—	10,569

Net cash used in investing activities	(12,691)	—	(8,047)	(8)	—	12,691	(8,055)

Net cash provided by (used in) financing activities	1,702	(1,267)	49,820	261	(3,526)	(12,691)	34,299

Net (decrease) increase in cash and cash equivalents	(11,282)	—	48,026	69	—	—	36,813
Cash and cash equivalents at beginning of period	11,393	—	11,258	73	—	—	22,724
Effects of foreign exchange rates change	—	—	—	(65)	—	—	(65)

Cash and cash equivalents at end of period	111	—	59,284	77	—	—	59,472

Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended January 31, 2004

				NON-GUARANTOR SUBSIDIARIES
	ASAT HOLDINGS LIMITED	NEW ASAT (FINANCE) LIMITED	GUARANTOR SUBSIDIARIES	OTHERS	ASAT (FINANCE) LLC	ELIMINATING ENTRIES	CONSOLIDATED TOTAL
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net cash (used in) provided by operating activities	(482)	1,267	10,927	(566)	4,284	—	15,440

Net cash used in investing activities	(16,436)	—	(15,920)	(20)	—	16,436	(15,940)

Net cash provided by (used in) financing activities	1,702	(1,267)	53,876	708	(4,284)	(16,436)	34,299

Net (decrease) increase in cash and cash equivalents	(15,216)	—	48,883	132	—	—	33,799
Cash and cash equivalents at beginning of period	15,327	—	10,401	47	—	—	25,775
Effects of foreign exchange rates change	—	—	—	(102)	—	—	(102)

Cash and cash equivalents at end of period	111	—	59,284	77	—	—	59,472

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended January 31, 2005 and 2004

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this document, which contain additional information helpful in evaluating our operating results and financial condition.

Overview

We are a global provider of semiconductor package design, assembly and test services. We are a leading developer of advanced packages and have recently achieved significant growth in chipscale packages, including the Fine Pitch Ball Grid Array, or fpBGA and LPCC package families. We are an acknowledged early developer of the “quad flat pack no-lead” or QFN package, as evidenced by our U.S. patents covering the assembly processes and the product package design for this technology. Today, our QFN package family, which we call the Leadless Plastic Chip Carrier or “LPCC” for short, is our fastest growing package family both in terms of units and in assembly revenue. We also provide semiconductor test services, particularly for mixed-signal semiconductors which perform both analog and digital function.

We provide assembly and test services from our Hong Kong facilities and assembly services from our Dongguan, China facility. We also provide package design services and thermal and electrical modeling from both our Pleasanton, California and Hong Kong facilities. Our sales offices and representatives are strategically located in the United States, Germany, Hong Kong, Japan, Singapore and South Korea, allowing us to work directly with customers at their facilities to provide effective design, test and customer services. Through this network we are able to provide highly focused design and production services with rapid time-to-market design and production solutions.

During the three months ended January 31, 2005, we shipped products to over 100 customers and many of our top customers are among the world’s largest semiconductor companies. Our top ten customers (in alphabetical order) by net sales for the three months ended January 31, 2005 were Altera Corporation, Analog Devices, Inc., Broadcom Corporation, Infineon Technologies AG, Intersil Corporation, Maxim Integrated Products, Inc., Samsung Electronics Ltd., SigmaTel Inc., Texas Instruments Incorporated and Vitesse Semiconductor Corporation. The top ten customers accounted for 74% of total net sales in the three months ended January 31, 2005.

We have historically conducted all our assembly and test operations in Hong Kong. As part of our overall strategy to remain competitive, in 2002 we made a strategic decision to move substantially all our Hong Kong manufacturing operations to China in order to significantly reduce our costs and to provide better access to the high-growth semiconductor market in China. We are conducting this move in two phases. To launch Phase I of this transition of our operations to China, in August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with Dongguan Changan County Changshi Development Company, or “Changshi”, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City in Guangdong, China. In August 2003, construction and finish of the interior and fixtures of our modern Phase I 180,000 square foot facility was completed by Changshi to our specifications. Upon completion, we started moving assembly equipment to this newly built Phase I facility. We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. For the three months ended January 31, 2005, we continued to make progress in ramping our Phase I facility toward volume production, through which we have increased to 25 the number of customers that have qualified their semiconductor components for assembly in our Phase I facility. We expect to increase the number of customers that qualify their semiconductor components for assembly in our Phase I facility during the April 2005 quarter. Unit volume production in our Phase I facility also continued to increase during the January 2005 quarter. In the July 2004 quarter, the construction on a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility commenced. As with our Phase I facility, in May 2004, we entered into another lease agreement with Changshi to have this facility built to our specifications. The Phase II facility lease also includes the participation of a Changshi subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, which holds the subject land use rights. Under the terms of the lease agreement, we will lease the completed Phase II facility from Changshi for a period of 15 years. In August 2004, we entered into an agreement to engage a third party vendor, Dongguan Wellmean Decoration Engineering Company Limited, to complete the interior finish and fixtures of the Phase II facility. The Phase II facility is expected to house substantially all of the balance of our Hong Kong manufacturing operations, plus provide space for the future expansion of our assembly and test operations.

As a result of our move to China, we anticipate benefiting from the reduced cost of manufacturing in China and from a stable and highly motivated workforce. Because we ship the completed packages to the customers of our customers, we also expect to benefit from the close proximity between our new facilities in Dongguan, China and many of the customers of our customers, while remaining in close proximity to our administrative and engineering offices, which will continue to be in Hong Kong. We believe that the facilities in Dongguan, China will serve as a gateway into the rapidly growing China market.

Strategy

Our overall strategy is to grow market share, focus on margins, lower costs and improve profitability. The principal elements of our strategy include:

•	Continue to introduce advanced package families to serve our customers;

•	Diversify our customer base and end markets;

•	Maintain core and value added services; and

•	Continue to reduce our cost structure

Industry Demand

Our business is substantially affected by market conditions in the semiconductor industry. The semiconductor industry is highly cyclical. The industry experienced sustained growth during the first half of the 1990s as global demand for semiconductors expanded at an accelerated pace due to the increasing pervasiveness of semiconductor applications and increased demand for semiconductor components with greater functionality, increased speed and smaller size.

Through the first three quarters of calendar year 2000, the semiconductor industry experienced strong growth which allowed us to improve our production levels, revenue, gross margins and operating margins above our historical levels. Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a sudden and severe downturn. Accordingly, our customers cut back production orders, reflecting inventory corrections and lower demand experienced in their end-user markets. We experienced a semiconductor industry-wide slowdown in demand in our end-user markets, primarily in the communications sector, which had historically accounted for approximately 75% to 80% of our sales prior to 2000. As a result, assembly utilization declined from a high of approximately 88% in the July 2000 quarter to an average of approximately 20% to 25% during the fiscal year ended April 30, 2002. We believe the semiconductor industry began a modest recovery in the second quarter of calendar year 2002, and the overall demand for semiconductors improved from the second quarter of calendar year 2003 through the first quarter of calendar year 2004. In response to this improved demand, we increased our capacity, and utilization rates increased to an average of approximately 71% in the July 2003 quarter, and to an average of approximately 72% in the April 2004 quarter. A utilization rate of greater than 80% is considered to be operating effectively at full capacity due to the downtime required to change shifts and service machinery.

However, in the July 2004 quarter the semiconductor industry experienced another downturn, and the assembly utilization rate declined to an average of 68% during the quarter, with average utilization rates of 63% and 66% in the October 2004 and January 2005 quarters, respectively. In addition, our net sales declined 12% in the July 2004 quarter compared with the April 2004 quarter. Net sales continued to decline in the October 2004 quarter and decreased 14% compared with the July 2004 quarter, and net sales in the January 2005 quarter were down slightly compared to the October 2004 quarter. The decline in our net sales can be attributed to a variety of factors, including: excess capacity in the assembly and test industry and related price pressure, a significant shift in our product mix and an inventory correction within the semiconductor industry. Based on customer forecasts and current market trends, we believe that there may continue to be decreased demand for our assembly and test services as our customers still lack certainty in their forecasts. We may experience a decrease in net sales as a result of continued excess capacity and the potential for further inventory corrections within the semiconductor industry. We will continue to monitor our expenditures, particularly our capital expenditures, in light of current and anticipated industry-wide conditions.

Technology Migration

The semiconductor industry is subject to technology migration as increasingly complex semiconductor applications with higher performance requirements and greater functionality are developed. Typically, the newest semiconductor applications with highest performance initially demand the highest price. Pricing and margins on these products generally decline as they are replaced by newer products with enhanced performance characteristics. Accordingly, the semiconductor industry (including the assembly and test industry) must continually develop products with greater functionality and performance.

We offer assembly services for a broad range of semiconductor packaging including the smaller chipscale (small) packages and non-chipscale (large) packages. Most of our revenue derived from test services comes from test services performed in connection with our assembly services and the revenue generated from testing packages assembled elsewhere is not significant to us. During the three months ended January 31, 2005, our sales of chipscale packages increased as a percentage of assembly sales as compared to same period last year. The following table illustrates the sales by packages as percentage of total net sales for the years and periods indicated:

	Fiscal Year Ended April 30,					Three Months Ended January 31,
	2000	2001	2002	2003	2004	2004	2005
	(In percentages, unaudited)
Net Sales:
Chipscale packages (CSP) assembly services	0%	1%	12%	31%	40%	46%	60%
Non-CSP laminate packages assembly services	36	46	32	21	17	16	9
Non-CSP leadframe packages assembly services	55	48	51	38	32	28	21

Subtotal for assembly services	91	95	95	90	89	90	90
Test services	9	5	5	10	11	10	10

Total	100%	100%	100%	100%	100%	100%	100%

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to allowance for doubtful accounts, revenues, inventories, asset impairments, income taxes, commitments and contingencies. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and judgments under different assumptions or conditions.

The U.S. Securities and Exchange Commission has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies include the policies of revenue recognition and risk of loss, inventory valuation, impairment of long-lived assets, deferred income taxes and commitments and contingent liabilities. For all financial statement periods presented, there have been no material modifications to the application of these critical accounting policies.

Revenue Recognition and Risk of Loss

We do not take ownership of customer-supplied semiconductor wafers or die. Title and risk of loss remains with the customers for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements. No revenue is recognized unless there is persuasive evidence that an arrangement exists, the price is fixed or determinable, delivery has occurred and services rendered and collectibility is reasonably assured. Revenue net of discount from the assembly and test of semiconductor products is recognized when title and risk of loss relating to our added value to the materials transfer to the customer, which transfer generally takes place when the product is shipped to the customer from our facility. For limited products that we manage for our customers in our facility, revenue is also only recognized when products are shipped from our facility to the location that is specified by the customers. Shipping and handling costs associated with product sales are included in cost of sales. Such policies are consistent with provisions in the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, as revised by SAB No. 104, “Revenue Recognition”.

Inventory Valuation

At each balance sheet date, we evaluate our ending inventories for obsolete and non-saleable items. This evaluation considers analyses of actual and projected future sales levels by product compared with inventories on hand, and evidence of customers’ expectation to buy back excess inventories as per our written supplier agreements. To project future sales, we make estimates based on customers’ forecasted demand and historical sales performance. In addition, we consider the need to write down to net realizable value other inventories we believe to be obsolete or non-saleable. Remaining inventory balances are adjusted to approximate the lower of cost or net realizable value. If future demand or market conditions are less favorable than our projections, we would consider additional inventory write-downs which would be reflected in cost of sales in the period a determination is made.

Impairment of Long-Lived Assets

We routinely consider whether indicators of impairment of long-lived assets are present in accordance with Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For this purpose, assets are grouped at the lowest level for which separate cash flow information is available. For long-lived assets to be held and used, we determine whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying values. If such indicators are present, we recognize an impairment charge equal to the difference between the fair value and the carrying value of such assets. Fair value is best determined by quoted market prices in an active market. If quoted market prices are not available, other methods that can be used include discounted future cash flows or appraisals. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the fair value attributable to the asset is less than the asset’s carrying value. The fair value of the asset then becomes the asset’s new carrying value, which we depreciate over the remaining estimated useful life of the asset. We may incur impairment losses in future periods if factors influencing our estimates change or if our expectations for future revenues and the ability to utilize our assets change. While our cash flow assumptions and estimated useful lives are consistent with our business plan, there is significant judgment involved in determining these cash flows.

Deferred Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We need to make judgments to estimate future taxable income and consider prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed.

Commitments and Contingent Liabilities

At each balance sheet date, when a loss contingency exists, we assess the likelihood that future events will confirm the loss or impairment of an asset or the incurrence of a liability, which may include probability of an outcome of litigation unfavorable to us, and determine whether conditions for accrual of loss contingencies as stated in SFAS No. 5, “Accounting for Contingencies” are met. For this purpose, an estimated loss from a loss contingency is accrued by a charge to the statement of operation if (1) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of financial statements and (2) the amount of loss can be reasonably estimated. Accordingly, no accrual is made if one or both of these conditions are not met. The nature of such loss contingency is disclosed in the notes to the financial statements.

Results of Operations

The following table contains certain unaudited condensed consolidated statements of operations and comprehensive loss data for the periods listed and sets forth such data as a percentage of net sales for the periods listed:

	Three Months Ended				Nine Months Ended
	January 31, 2005		January 31, 2004		January 31, 2005		January 31, 2004
	($ in thousands; % of net sales)				($ in thousands; % of net sales)
		(unaudited)				(unaudited)
Net sales	$47,300	100.0%	$59,596	100.0%	$150,376	100.0%	$151,685	100%
Cost of sales	45,421	96.0%	47,182	79.2%	139,443	92.7%	124,688	82.2%
Gross profit	1,879	4.0%	12,414	20.8%	10,933	7.3%	26,997	17.8%
Selling, general and administrative	6,381	13.5%	6,688	11.2%	19,746	13.1%	18,194	12.0%
Research and development	1,116	2.4%	1,096	1.8%	3,448	2.3%	3,398	2.2%
Reorganization expenses	—	—	—	—	713	0.5%	—	—
Facilities charge	—	—	—	—	—	—	306	0.2%
Impairment of property, plant and equipment	—	—	2,387	4.0%	—	—	2,387	1.6%
Total operating expenses	7,497	15.9%	10,171	17.0%	23,907	15.9%	24,285	16.0%
(Loss) Profit from operations	(5,618)	(11.9)%	2,243	3.8%	(12,974)	(8.6)%	2,712	1.8%

The following table sets forth our unaudited gross profit and gross margin for the periods listed:

	Three Months Ended		Nine Months Ended
	January 31, 2005	January 31, 2004	January 31, 2005	January 31, 2004
	($ in thousands)		($ in thousands)
	(unaudited)		(unaudited)
Gross profit	$1,879	$12,414	$10,933	$26,997
Gross margin	4.0%	20.8%	7.3%	17.8%

Three Months And Nine Months Ended January 31, 2005 Compared to Three Months And Nine Months Ended January 31, 2004

Net Sales

The following table sets forth the breakdown of net sales by product category for the periods indicated:

	Three Months Ended				Nine Months Ended
	January 31, 2005		January 31, 2004		January 31, 2005		January 31, 2004
	($ in thousands; % of net sales)				($ in thousands; % of net sales)
	(unaudited)				(unaudited)
Chipscale packages (CSP) assembly services	$28,338	60.0%	$27,396	46.0%	$79,859	53.1%	$60,983	40.2%
Non-CSP laminate packages assembly services	4,475	9.4%	9,624	16.2%	16,427	10.9%	25,645	16.9%
Non-CSP leadframe packages assembly services	9,744	20.6%	16,468	27.6%	38,707	25.7%	48,549	32.0%

Subtotal for assembly services	42,557	90.0%	53,488	89.8%	134,993	89.7%	135,177	89.1%
Test services	4,743	10.0%	6,108	10.2%	15,383	10.3%	16,508	10.9%

Total net sales	47,300	100.0%	59,596	100.0%	150,376	100.0%	151,685	100.0%

Net sales for the three months ended January 31, 2005 compared to the three months ended January 31, 2004.

Net sales decreased by 20.6% to $47.3 million for the three months ended January 31, 2005 as compared to $59.6 million for the three months ended January 31, 2004, as both net sales for assembly services and test services decreased period over period.

Net sales for assembly services decreased by 20.4% to $42.6 million for the three months ended January 31, 2005 as compared to $53.5 million for the three months ended January 31, 2004. The increase in unit sales volume for assembly services of 8.6% was more than offset by a decline in average selling prices and shift in product mix. Net sales for assembly services accounted for 90.0% and 89.8% of the total net sales for the three months ended January 31, 2005 and 2004, respectively. Net sales from chipscale packages represented 66.6% of assembly sales for the three months ended January 31, 2005 as compared to 51.2% of assembly sales for the three months ended January 31, 2004. Unit sales volumes for our patented LPCC product, our leading chipscale packages, increased by 38.1% in the three months ended January 31, 2005 as compared to the three months ended January 31, 2004. Our LPCC products have a lower selling price than some of our other products. LPCC products accounted for approximately 25% and 17% of total assembly revenue for the three months ended January 31, 2005 and January 31, 2004, respectively.

Net sales from test services decreased by 22.3% from $6.1 million to $4.7 million for the three months ended January 31, 2004 and 2005 respectively, as a 13.8% increase in unit sales volume for test services was offset by a decline in average selling prices and shift in product mix.

We continued to seek to diversify our customer base and industry mix in the three months ended January 31, 2005. Net sales from the communications sector were 53% and 63% for the three months ended January 31, 2005 and 2004, respectively. Sales to industrial, automotive and other miscellaneous sectors were 23% and 17% for the three months ended January 31, 2005 and 2004, respectively. Sales to the consumer sector were 16% and 12% for the three months ended January 31, 2005 and 2004, respectively. Sales to the personal computers/computing sector were 8% for the three months ended January 31, 2005 and 2004. Almost all of our packages are shipped to Asian destinations or to the United States, with less than 2% shipped to Europe. We estimate that approximately 42.9% of our net sales during the three months ended January 31, 2005 represented packages shipped to distribution centers with destinations within Asia (including Hong Kong), compared with 53.5% in the three months ended January 31, 2004. Our top ten customers in the three months ended January 31, 2005 accounted for 74.0% of our net sales compared with 75.1% in the same period in the prior year.

Net sales for the nine months ended January 31, 2005 compared to the nine months ended January 31, 2004.

Net sales decreased slightly by 0.9% to $150.4 million for the nine months ended January 31, 2005 as compared to $151.7 million for the nine months ended January 31, 2004, as net sales for assembly services remained flat while net sales for test services decreased period over period.

Net sales for assembly services for the nine months ended January 31, 2005 of $135.0 million remained flat as compared to $135.2 million for the nine months ended January 31, 2004, as a 33.4% increase in unit sales volume for assembly services was offset by a shift in product mix and a decrease in average selling prices. Net sales for assembly services accounted for 89.7% and 89.1% of the total net sales for the nine months ended January 31, 2005 and 2004, respectively. Net sales from chipscale packages represented 59.2% of assembly sales for the nine months ended January 31, 2005 as compared to 45.1% of assembly sales for the nine months ended January 31, 2004. Unit sales volume for our LPCC product increased by 96.7% during the nine months ended January 31, 2005 compared with the nine months ended January 31, 2004.

Net sales from test services decreased by 6.8% to $15.4 million for the nine months ended January 31, 2005 as compared to $16.5 million for the nine months ended January 31, 2004, as a 21.2% increase in unit test volumes was offset by a decrease in average selling prices and product mix.

We continued to seek to diversify our customer base and industry mix in the nine months ended January 31, 2005. Net sales from the communications sector were 55% and 61% for the nine months ended January 31, 2005 and 2004, respectively. Sales to industrial, automotive and other miscellaneous sectors were 23% and 16% for the nine months ended January 31, 2005 and 2004, respectively. Sales to the consumer sector were 14% and 15% for the nine months ended January 31, 2005 and 2004, respectively. Sales to the personal computers/computing sector were 8% for the nine months ended January 31, 2005 and 2004. We estimate that approximately 44.2% of our net sales during the nine months ended January 31, 2005 represented packages shipped to distribution centers with destinations within Asia (including Hong Kong), compared with 49.9% in the same period last year. Our top ten customers in the nine months ended January 31, 2005 accounted for 69.7% of our net sales compared with 75.4% in the same period last year.

Gross Profit

Gross profit decreased to $1.9 million in the three months ended January 31, 2005 from $12.4 million in the three months ended January 31, 2004. Gross margin decreased to 4.0% in the three months ended January 31, 2005 from 20.8% in the three months ended January 31, 2004, primarily as a result of excess capacity in the assembly and test industry leading to a decrease in average selling prices and significant shifts in our product mix. The ramping up of our new Phase I facility also contributed to the decrease in gross profit, as the factory did not achieve full commercial production as of January 31, 2005. We recorded an inventory write-off of $326 thousand in the three months ended January 31, 2005 compared to an inventory write-off of $348 thousand in the same period last year. This inventory write-off was primarily for excess leadframe and substrate that were purchased based on customers’ forecasts. In analyzing whether to write-off inventory, we determine the amount of excess and obsolete inventory based on the forecasted demand we receive from our customers. We write off inventory in a fiscal period once we determine that the inventory will either not be utilized in production based on our customers’ forecast or is not recoverable from our customers.

Gross profit for the nine months ended January 31, 2005 was $10.9 million as compared to a gross profit of $27.0 million in the same period last year. Gross margin decreased to 7.3% for the nine months ended January 31, 2005 from 17.8% for the nine months ended January 31, 2004, primarily as a result of excess capacity in the assembly and test industry leading to a decrease in average selling prices and significant shifts in our product mix. The decrease in gross profit for the nine months ended January 31, 2005 was also a result of the ramp up of our China Phase I facility. We recorded a $1.7 million inventory write-off for the nine months ended January 31, 2005 as compared to a $1.0 million write-off for the nine months ended January 31, 2004. The inventory write-offs in recent periods have primarily been due to the downturn since the July 2004 quarter, which caused our customers’ forecasts to be higher than actual orders.

Selling, General and Administrative

Selling, general and administrative expenses decreased by 4.6% to $6.4 million in the three months ended January 31, 2005 as compared to $6.7 million in the three months ended January 31, 2004. For the nine months ended January 31, 2005, selling, general and administrative expenses increased by 8.5% to $19.7 million for the nine months ended January 31, 2005 from $18.2 million for the nine months ended January 31, 2004, primarily a result of the preparation and ramp up of our China Phase I facility, particularly from increased employee costs, rental fees, rates and management fees and legal and professional fees. Selling, general and administrative expenses for the nine months ended January 31, 2005 also increased as a result of higher overall legal and professional fees, employee costs and insurance expenses. During the three months ended October 31, 2004 we initiated tactical and strategic programs centered on improving operating efficiencies and cost control, and we continued to implement these programs in the three months ended January 31, 2005.

Research and Development

Research and development expenses remained approximately unchanged at $1.1 million for the three months ended January 31, 2005 and 2004. For the nine months ended January 31, 2005 and 2004, research and development expenses also remained approximately unchanged at $3.4 million. A significant portion of these expenditures was incurred to further develop additional advanced semiconductor packaging technologies, such as TAPP and fully integrated System-In-Package, or “SiP,” products.

Reorganization Expenses

For the nine months ended January 31, 2005, we incurred $713 thousand of reorganization expenses (pre-tax) consisting of severance payments in relation to work force reduction of approximately 140 employees primarily in our Hong Kong operations. There were no such reorganization expenses taken in the three months ended January 31, 2005 or the three or nine months ended January 31, 2004.

Other Income, net

Other income, net increased to $249 thousand for the three months ended January 31, 2005 from $118 thousand for the three month ended January 31, 2004, primarily due to an increase in interest income. Interest income increased to $182 thousand for the three months ended January 31, 2005 from $55 thousand for the three months ended January 31, 2004. The increase in interest income was attributed to the increase in cash balance from the proceeds of the 9.25% senior notes due 2011 issued on January 26, 2004.

Other income, net decreased to $481 thousand for the nine months ended January 31, 2005 from $499 thousand for the nine months ended January 31, 2004. The decrease in other income, net was mainly due to the net loss on disposal of property, plant and equipment of $14 thousand for the nine months ended January 31, 2005 as compared to the net gain on disposal of property, plant and equipment of $123 thousand for the nine months ended January 31, 2004.

Interest Expense

Third parties interest expense was $3.6 million for the three months ended January 31, 2005 compared to $3.5 million for the three months ended January 31, 2004. Third parties interest expense for the nine months ended January 31, 2005 was $10.5 million as compared to $10.1 million for the nine months ended January 31, 2004. Interest expense for the nine months ended January 31, 2005 and January 31, 2004 was primarily attributable to the outstanding 9.25% senior notes due 2011 and the 12.5% senior notes fully redeemed in February, 2004, respectively.

Liquidity and Capital Resources

Cash and cash equivalents, excluding restricted cash, as of January 31, 2005 was $40.8 million compared to $62.6 million as of April 30, 2004, a decrease of $21.8 million.

Cash (used in) provided by operating activities. For the nine months ended January 31, 2005, cash used in operating activities was $435 thousand as a result of a net loss of $23.7 million that was offset by $24.3 million in net non-cash operating expenses and net cash of $1.0 million used in changes in net operating assets and liabilities. Non-cash operating expenses included in net loss in the nine months ended January 31, 2005 included depreciation and amortization, stock-based compensation expenses and net loss on disposal of property, plant and equipment. For the nine months ended January 31, 2004, cash provided by operating activities was $15.4 million, as a net loss of $7.6 million was offset by net cash of $1.2 million provided by changes in net operating assets and liabilities and $21.8 million in net non-cash operating expenses. Non-cash operating expenses included in net loss in the nine months ended January 31, 2004 included depreciation and amortization, stock-based compensation, non-cash impairment of our excess property disposed of in February 2004 and net gain on disposal of property, plant and equipment.

Accounts receivable decreased by $6.2 million for the nine months ended January 31, 2005, from $26.4 million as of April 30, 2004 to $20.2 million as of January 31, 2005, primarily due to a lower amount of sales occurring in the current January 2005 quarter.

Inventories decreased by $3.6 million for the nine months ended January 31, 2005, from $21.3 million as of April 30, 2004 to $17.7 million as of January 31, 2005, primarily due to a lower level of purchase orders received from our customers and also based upon weaker forecasts received from our customers. In the future, our inventory level will be determined based on these factors as well as marketplace conditions. These inventory considerations will also need to be balanced against the risk of inventory obsolescence and potential excess inventory levels.

We paid $2.4 million as prepaid rent and management fees to the lessor of the Phase II facility during the nine months ended January 31, 2005 as compared to $258 thousand paid during the nine months ended January 31, 2004.

We paid $1.6 million as prepaid rent and rental deposit to the lessor of the equipment under the capital leases in the January 2005 quarter. There was no such payment during the three months or the nine months ended January 31, 2004.

In the nine months ended January 31, 2005 we made $14.1 million in interest payments to the holders of our 9.25% senior notes. In the nine months ended January 31, 2004 we made $6.3 million in interest payments to the holders of our 12.5% senior notes. We redeemed the 12.5% senior notes in full in February 2004.

Cash used in investing activities. Net cash used in investing activities was $27.1 million for the nine months ended January 31, 2005, as compared to $15.9 million for the nine months ended January 31, 2004. This increase was due to capital expenditures of $27.1 million for the development of new SAP enterprise resource planning solution and Camstar’s manufacturing tracking and execution system, payment for interior finish and fixtures of the Phase II factory facilities and the acquisition of new assembly and test equipment for expanding capacity of our LPCC product line. Capital expenditures were $16.4 million during the nine months ended January 31, 2004. We received $13 thousand as proceeds from the sale of used office equipment in the nine months ended January 31, 2005, as compared to $464 thousand as proceeds from the sale of certain used manufacturing equipment in the nine months ended January 31, 2004.

Cash provided by financing activities. Net cash provided by financing activities was $5.9 million for the nine months ended January 31, 2005 as compared to $34.3 million for the nine months ended January 31, 2004. Cash provided by financing activities during the nine months ended January 31, 2005 included proceeds from equipment sales-leaseback transactions of $6.5 million and proceeds from the exercise of stock options of $218 thousand. In addition, $549 thousand in deferred financing expenses associated with the issuance of the 9.25% senior notes due 2011 was paid during nine months ended January 31, 2005. These deferred financing expenses are being deferred and amortized over the life of the notes. We also paid $340 thousand as repayment of the capital lease obligations during the nine months ended January 31, 2005. Cash provided by financing activities during the nine months ended January 31, 2004 included $150.0 million proceeds from the 9.25% senior notes offering in January 2004. We deposited $111.0 million of the proceeds from this 9.25% senior notes offering as restricted cash with the trustee for the redemption of all of the outstanding 12.5% senior notes on February 25, 2004. We also used a portion of the proceeds to pay for $6.4 million in debt issuance costs in connection with the 9.25% senior notes. In the nine months ended January 31, 2004, we collected $1.7 million as proceeds from the exercise of stock options.

As of January 31, 2005, we had commitments for capital expenditures of approximately $32.7 million, including the completion of the interior finish and fixtures contract for the Phase II facility building. We expect to incur $12.0 million to $15.0 million in capital expenditures in the three months ended April 30, 2005, which includes a $7.2 million payment to a third party vendor for the Phase II facility interior finish and fixtures that was paid on March 2, 2005 (see Note 9 above). Those capital expenditures are also expected to be used for new equipment in the two China facilities and the expansion of assembly and test capacity to meet future customer demand. We expect to finance these capital expenditure requirements with our existing cash resources and the funds, if any, from external financing sources. These plans are highly dependent on market conditions and the availability of capital on favorable terms, and as a result our actual capital expenditures may vary.

On March 1, 2005, ASAT Semiconductor (Dongguan) Limited entered into a loan agreement pursuant to which it borrowed RMB40 million (approximately $4.8 million at an assumed exchange rate of RMB8.30 per $1.00) from a Chinese bank. The loan bears annual interest at a rate of 5.022%, with interest payable on a monthly basis. The principal amount of the loan matures in its entirety on February 28, 2006. Under the loan agreement, the Company has fully and unconditionally guaranteed the loan. The borrowings will be applied toward the funding of capital expenditures in connection with our Phase II facility.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations based on current market conditions will be sufficient to meet our anticipated cash needs in the ordinary course of business for at least the next 12 months. If demand for our products decreases over the next few months or market conditions worsen, our cash flow from operations could be negatively impacted. If our cash flow is negatively impacted by a decrease in demand or market conditions or other factors, we may need to raise additional capital through the issuance of either debt or equity securities. However, we do not know whether additional financing will be available when needed, or that, if available, whether such financing will be on commercially reasonable terms.

Debt. As of January 31, 2005, our total outstanding debt was $156.2 million, consisting of $150.0 million of 9.25% senior notes due 2011 and $6.2 million of capital lease obligations. The indenture that governs the senior notes requires us to comply with certain covenants, which in addition to limiting our ability to incur debt, limit our ability to:

•	pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advances;

•	incur additional indebtedness, including guarantees, or issue certain equity interests;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	issue or sell capital stock of some of our subsidiaries;

•	enter into particular types of transactions with affiliates or related persons;

•	sell or exchange assets or enter into new businesses;

•	merge, consolidate or sell all or substantially all of our assets; and

•	create liens on assets.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist of our Phase I and Phase II lease agreements for factory facilities in Dongguan, China. We entered into the Phase I lease of a factory facility in Dongguan, China in August 2002 under which the lessor was responsible for the design and construction of the factory facility. We are obligated to pay a monthly rental payment and management service fee for a period of 15 years from September 2003. Under the terms of our Phase I lease, we are obligated to pay monthly rental payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of the rental term, HK$350,000 (approximately $45 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the seventh to eleventh years and HK$385,000 (approximately $49 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the twelfth to fifteenth years. Under the terms of the lease, the Company has an option and a right of first refusal to purchase the Phase I facility and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule or, subsequent to October 2009, at prices based on the then fair market value of the factory facility and the related land-use right. The highest price for the Phase I factory facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$108.4 million (approximately $13.9 million at an assumed exchange rate of HK$7.80 per $1.00), which is the amount that we would be obligated to pay if we were to exercise our option and right of first refusal under the Phase I lease in October 2004.

We also entered into a lease of another Phase II factory facility in Dongguan, China in May 2004 under which the lessor is responsible for the design and construction of the factory facility. We are obligated to pay a monthly lease payment for a term of 15 years starting from the commencement date (as defined in the lease contract). The commencement date is estimated to be in October 2005. Under the terms of our Phase II lease, we are obligated to pay monthly payments of HK$1.4 million (approximately $179 thousand at an assumed exchange rate of HK$7.80 per $1.00) for the first six years of rental term and HK$700 thousand (approximately $90 thousand at an assumed exchange rate of HK$7.80 per $1.00) per month for the seventh to fifteenth years of the rental term. From October 31, 2008 and onward during the term of the lease, we have an option and a right of first refusal to purchase the Phase II factory building and the land-use right of the land on which the facility is located at prices fixed in a predetermined schedule during the period from October 2008 to July 2011 and thereafter at prices based on the then fair market value of the factory facility and the related land-use right. The highest price for the Phase II factory facility and the related land-use right listed on the predetermined schedule to the lease agreement is HK$60.0 million (approximately $7.7 million at an assumed exchange rate of HK$7.80 per $1.00), which is the amount that we would be obligated to pay if we were to exercise our option and right of first refusal under the Phase II lease in October 2008.

These arrangements enable us to lease the Phase I and Phase II facilities from a third party rather than finance the construction of the facilities ourselves. If we were to finance the construction of the Phase I and Phase II facilities, we would be required to recognize a liability for obligations we would undertake in connection with the financing.

Related Party Transactions

We purchase a significant amount of our leadframe requirements from QPL, as well as, to a significantly lesser extent, other raw materials, tooling and spare parts. We purchased leadframe requirements, other raw materials, tooling and spare parts from QPL amounting to $5.2 million and $8.9 million for the three months ended January, 2005 and 2004, and $19.6 million and $22.7 million for the nine months ended January 31, 2005 and 2004, respectively. The purchases during the three and nine month periods ending January 31, 2004 were made pursuant to the terms of a supply agreement with QPL Limited and Talent Focus Limited, an affiliate of QPL Limited, pursuant to which QPL Limited and Talent Focus Limited, as our preferred suppliers, agreed to supply leadframes based on our orders from time to time during the term of the contract. The prices for the leadframes provided to us under the agreement, which expired in April 2004, were fair market value plus a premium of not less than 5% of fair market value. We believe that premiums paid to QPL for leadframe materials were fair and reasonable for a number of reasons, including: (i) we have been consistently granted priority for needed capacity for our orders even when QPL has been operating in an environment during which they must allocate product among their other customers, (ii) QPL engineers have consistently given us first priority to addressing quality or production related issues with us, (iii) QPL engineers have consistently worked closely with our engineers and production managers to expeditiously design and manufacture leadframes to our customer specifications, (iv) the close proximity of the QPL manufacturing facilities to the Company’s assembly operations, first in Tsuen Wan, Hong Kong and more recently in Dongguan, China, have resulted in the expeditious deliver of leadframes to us, and (v) QPL has been willing to hold inventory for us and/or our customers under our “just-in-time” inventory management system. Since the expiration of the supply agreement, we have continued to purchase substantially all of our leadframe requirements from QPL from time to time on a purchase order basis at negotiated prices. We expect to continue to purchase a substantial portion of our leadframes from QPL in the foreseeable future on a purchase order basis at negotiated prices. We are currently seeking alternate suppliers in an effort to reduce both our costs and the risks associated with relying substantially on one supplier.

We also lease office and assembly space from QPL under a three-year term lease agreement which expires on March 31, 2007. We paid rental expenses of $659 thousand and $774 thousand for the three months ended January 31, 2005 and 2004, and $2.0 million and $2.3 million for the nine months ended January 31, 2005 and 2004, respectively.

QPL provides us with certain services, including repairs and maintenance services and, prior to November 2003, chemical waste treatment and disposal services. We paid combined services fees of $29 thousand and $43 thousand for the three months ended January 31, 2005 and 2004, and $46 thousand and $91 thousand for the nine months ended January 31, 2005 and 2004, respectively.

In addition, we provide management information services and building facility services to QPL under a cost sharing agreement. We received services income from provision of such services of $25 thousand and $31 thousand for the three months ended January 31, 2005 and 2004, and $77 thousand and $99 thousand for the nine months ended January 31, 2005 and 2004, respectively.

QPL and its subsidiaries collectively own approximately 42.5% of our ordinary shares as of January 31, 2005. In addition, Mr. Tung Lok Li, one of our directors, is chairman of the board of QPL and beneficially owns approximately 31% of QPL.

The amount due to QPL, which represented the net payable to QPL as a result of the above, was unsecured and interest free.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. However, the U.S. dollar costs of certain raw materials, including fine filament gold bond wire, have increased substantially over the past several fiscal quarters. If our costs were to become subject to significant inflationary pressures, we may not able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial conditions and results of operations.

Forward Looking Statements Disclaimer

This document contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation, dependence on the highly cyclical nature of the semiconductor industry, our ability to rapidly develop and successfully bring to market advanced technologies and services, the incurrence of significant capital expenditures for manufacturing technology and equipment, the success of moving our assembly and test facilities from Hong Kong to Dongguan, operating new assembly and test facilities in China, our high leverage and the restrictive covenants contained in the agreements governing our indebtedness, fluctuating demand and continuous downward pressure on selling prices in the communications sector, inability to meet increased demands of customers, low capacity utilization rates, loss of a large customer, weaknesses in Asian economies, natural disasters, losses of power to our facilities in Dongguan, litigation with Motorola, volatility in the market prices of our

ADSs, environmental regulation, fluctuations in foreign currency, uncertainty as to demand from our customers over both the long-and short-term, competitive pricing and declines in average selling prices we experience, the timing and volume of orders relative to our production capacity, complexity in our assembly processes, competition and the greater operating and financial resources of competitors, ability to successfully complete potential acquisitions and integrate other parties into our business, dependence on raw material, equipment suppliers and the enforcement of intellectual property rights by or against us and the possible difficulties in obtaining additional financing. For further information about the risk factors and uncertainties that could affect us, see “Risk Factors” below. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made.

We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise.

Risk Factors

Risks relating to our business include the factors set forth below. Because of the following factors, as well as other factors affecting our operating results and financial condition, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

Our business is and will continue to be substantially affected by the highly cyclical nature of the semiconductor industry, which cyclicality is beyond our control.

Our business is substantially affected by market conditions in the semiconductor industry, which is highly cyclical. The industry has been subject to significant downturns characterized by reduced product demand, increased competition and declines in average selling prices and margins. Semiconductor industry conditions are often affected by manufacturing over-capacity and declining demand and reduced pricing in end-user markets.

Beginning in the fourth quarter of calendar year 2000, the semiconductor industry experienced a severe downturn. Accordingly, our customers cut back production orders, reflecting inventory corrections and lower demand experienced in their end-user markets. This downturn had a very pronounced and adverse effect on our sales and financial performance. In particular, we suffered the adverse implications of declining average selling prices, or ASPs, for assembled units. In part, this decline in ASPs reflected a shift in product mix to lower cost devices. However, a significant part of this decline in ASPs resulted from external pricing pressures throughout the downturn. In the event of future ASPs declines, we will need to continue to expand our production capacity and throughput to maintain or increase our revenues.

We believe the semiconductor industry began a modest recovery in the second quarter of calendar year 2002 and the overall demand for semiconductors picked up significantly in the second quarter of calendar year 2003 and continued through the first quarter of calendar year 2004. However, in the July 2004 quarter the semiconductor industry experienced another downturn, and our net sales declined 12% in the July 2004 quarter compared with the April 2004 quarter. Net sales continued to decline in the October 2004 quarter, decreasing 14% compared with the July 2004 quarter, and net sales in the January 2005 quarter were down slightly compared to the October 2004 quarter. If this or any other future downturn in the semiconductor industry proves to be similarly severe as the last downturn, our business, financial condition and results of operations would be adversely affected and further erode our cash position. In that regard, if such a downturn were to reoccur, we may be required to seek new financing. We may not be able to obtain any new financing on acceptable terms or at all. We may also be required to reduce our capital expenditures, which in turn could hinder our ability to implement our business plan, including the move of a substantial portion of our manufacturing facilities to Dongguan, China, and to maintain our competitiveness. Because of the downturn in the industry and the uncertainty of the recent gradual recovery, we continue to re-evaluate our product mix and the direction of our business. This re-evaluation as a result of the downturn beginning in 2000 led to significant write-down of property, plant and equipment in the amount of $81.8 million for the year ended April 30, 2003, and may necessitate additional write-downs in the future.

Our principal market is in the communications sector, which is subject to fluctuating demand and continuous downward pressure on selling prices.

A significant percentage of our net sales is derived from customers who use our assembly or test services for semiconductor devices used in the communications sector. Sales to the communications sector comprised 61% and 55%, respectively, of total net sales for fiscal year 2004 and the nine months ended January 31, 2005. This sector has been subject to extreme fluctuations in demand and, as a result, in the past we have experienced a prolonged industry-wide slowdown in demand in the communications sector, with this sector’s average selling prices having decreased by 15% in fiscal year 2003. Historically, the average selling price of communications products has continued to decrease, and the resulting pricing pressure on services provided by us has led to reductions in our net sales and decreasing margins. For the past three years, we have embarked upon a strategy to diversify our customer base and reduce dependency on the communications sector. Some of the other market sectors into which we seek to diversify our customer base include the consumer, personal computers/computing and automotive/industrial sectors. However decreasing average selling prices could also affect products in these sectors. Moreover, the execution of our strategy continues to take time and may ultimately not be successfully implemented, especially if other independent assembly and test companies were to focus on the same market sectors that we have targeted. If we are unable to successfully implement our diversification strategy, our financial condition and results of operations could be materially adversely affected.

We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002.

We have been operating at a net loss for each fiscal year since the fiscal year ended April 30, 2002. Our net loss for the fiscal year ended April 30, 2002 was $102.8 million. Our net loss for the fiscal year ended April 30, 2003 was $99.1 million. Our net loss for the fiscal year ended April 30, 2004 was $16.7 million. Our net loss for the nine months ended January 31, 2005 was $23.7 million. We cannot assure you that we will return to profitability.

Our ability to rapidly develop and successfully bring to market advanced technologies and services is important to maintaining our competitive position and profitability.

The semiconductor industry is characterized by rapid technological developments and our research and development efforts may not yield commercially viable packages or test services to keep up with these technological changes. Any inability to meet our customers’ schedules for new product introductions could affect our revenue, prospects for growth and future customer relationships. Our customers seek advanced and quick time-to-market assembly and test capabilities for their increasingly complex end-user applications. Failure to advance our designs and process technologies successfully and in a timely manner could have a material adverse effect on our competitiveness and our profitability. Technological advances typically lead to rapid and significant decreases in prices for older products. Extended reliance on older products would reduce our gross margins and profitability, as prices decline in the face of newer, higher performance products.

We could be required to incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

Semiconductor manufacturing has historically required, and in the future is likely to continue to require, a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit the manufacture of smaller, more efficient and more powerful semiconductor devices. Our assembly and test facilities have required and will continue to require significant investments in manufacturing technology and equipment in the future. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increase production volume. We expect an increase in capital expenditures in connection with Phase II of our move to Dongguan, China. Even though we cannot presently estimate the amount of this increase in capital expenditures beyond our fiscal year 2005, it could be significant. As of January 31, 2005, we had commitments for capital expenditures of approximately $32.7 million, which included the completion of the interior finish and fixtures for the Phase II facility. We currently intend to fund these capital expenditures with the remaining proceeds from the sale of our 9.25% senior notes due 2011, existing cash resources and positive cash flow generated from the savings, if any, expected to be realized from reductions in cost structure associated with the move of our manufacturing operations to Dongguan, China and the funds, if any, from external financing sources. However, we cannot assure you that we will have sufficient capital resources to make further necessary investments in manufacturing technology and equipment. In addition, due to the long lead-times involved in the pre-deployment development and product qualification activities that must precede a new product release, we may be called upon to make substantial investments in both package design efforts and in new manufacturing equipment well in advance of our being able to record appreciable revenues derived from those new products. Further, during each stage of the long qualification process required by customers for our products, which can take up to six months to complete, there is a substantial risk that we will have to abandon a potential assembly or test service which is no longer marketable or technologically feasible or competitive and in which we have invested significant resources. Even if we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

Because our industry is highly competitive and many of our competitors have greater operating and financial resources, we may not be able to secure new customers or maintain our customer base.

The semiconductor packaging and test industry is highly competitive, with more than 40 independent providers of semiconductor assembly services worldwide. We believe our principal competitors include Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc., Carsem Semiconductor Sdn. Bhd. (a division of the Hong Leong Group), Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. Many of our competitors have greater operating capacity and financial resources than we do and have proven research and development and marketing capabilities. If demand for semiconductor assembly and test services were to continue to increase, our competitors would be at an advantage capturing this increased demand by utilizing their greater financial resources to more rapidly increase capacity. Many of our competitors also have established relationships with many large semiconductor companies that are current or potential customers of ours. Further, lengthy qualification periods and a familiarity between potential customers and their current assembly and test service providers may limit our ability to secure new customers.

We also compete indirectly with the in-house assembly and test service resources of many of our largest customers, the integrated device manufacturers, or IDMs. These IDM customers may decide to shift some or all of the assembly and test services to internally sourced capacity.

Due to this highly competitive environment, we may experience difficulties in securing business from new customers, additional business from our existing customers or even maintaining our current level of business with our existing customers. In addition, if the trend for semiconductor companies to outsource their packaging needs does not continue, we may not be able to maintain our customer base and our business and results of operations would be materially adversely affected.

If any of our competitors grow through acquisitions and we are unable to similarly grow, we may have difficulties competing against those competitors in terms of volume production, price competitiveness and array of services.

Some of our competitors with greater financial resources have been able to grow through acquisitions. There have been instances where one of our competitors has acquired the entire back-end assembly operations of an IDM. For example, Amkor acquired a substantial portion of the IBM assembly and test operations in China and Singapore. Another example of merger and acquisition activity among our competitors is the acquisition of ChipPAC, Inc. by ST Assembly Test Services Ltd. As a result of growth through acquisitions, these competitors will have increased capacity and may be better positioned to increase their market share by decreasing prices. Additionally, as a result of such acquisitions, these competitors may be able to provide a broader array of services. If we are unable to grow our business through acquisitions, we may have difficulties competing successfully against these competitors. In addition, the indenture that governs our 9.25% senior notes due 2011 requires us to comply with certain covenants that limit our ability to enter into mergers or consolidations.

We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether we can identify opportunities, complete the transactions and integrate the other parties into our business.

We believe that the semiconductor packaging industry may undergo consolidation, both with regard to consolidation among independent assembly service providers and with respect to the outsourcing of in-house assembly capacity of semiconductor IDMs. We believe it may become increasingly important to acquire or make investments in complementary businesses, facilities, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time we have had discussions with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions in the ordinary course of our business. We may not be able to identify suitable acquisition, investment, strategic or other partnership candidates, which may place us at a disadvantage if our competitors are able to grow their market share through acquisitions, investments or strategic partnerships. If we do identify suitable candidates, we may not be able to complete those transactions on commercially acceptable terms or at all. If we acquire another company, we could have difficulty in integrating that company’s personnel, products, operations and technology. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and reduce the expected benefits of the acquisition.

Our assembly processes are complex and prone to error, which may create defects and adversely affect production yields.

Assembly services are prone to human error and equipment malfunction. Defective packages may also result from:

•	improper programming of customer specified manufacturing instructions;

•	contaminants in the manufacturing environment;

•	equipment deviations from process specifications;

•	the use of defective raw materials; or

•	defective vendor provided leadframes or component parts.

These factors have periodically contributed to lower production yields and may continue to do so, particularly in connection with any expansion of capacity or change in processing steps. In addition, our production yields on new packaging technologies could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards or acceptable production yields, if significant and sustained, could result in delays in shipments, increased costs or cancellation of orders, which could have a material adverse effect on our business, financial condition and results of operations.

In order to meet customer demands for one stop design, assembly and test services, we may be required to add new test equipment, which can be very capital intensive and may not result in expected revenues and/or margins.

We provide our customers with one stop package design, assembly and test services. Many of our customers seek to do business with independent assemblers who can provide a full range of assembly and test services, particularly testing of mixed-signal semiconductors which perform both analog and digital functions. In order to satisfy such customer demands, we may be called upon to acquire additional test equipment capacity, which could require us to increase our capital expenditures on test equipment. Additionally, the use of mixed-signal test equipment involves complex software programming and the use of sophisticated and expensive equipment operated by a highly skilled workforce. However, customers requesting these types of test services are typically not willing to commit to the utilization of such additional capacity beyond their short-term forecasts. If these customers do not place these expected orders or we experience a general decrease in demand for our test services, we could have excess capacity and low utilization rates for our test equipment, which could increase our costs and negatively affect our expected revenues and/or margins. In addition, any failure by us to provide one stop design, assembly and test services could result in the loss of customers or sales of our services, which could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to meet the increased demands of our customers, which could have a negative impact on our results of operations.

Our facilities historically had sufficient assembly and test services capacity to meet the demands of our customers. Beginning in the July 2003 quarter, there was a significant increase in overall semiconductor demand for some of our products and services, and in the fiscal year ended April 30, 2004 our assembly processes were nearly at full capacity with a utilization rate of approximately 80% per quarter. A utilization rate of greater than 80% is considered to be operating effectively at full capacity due to the downtime required to change shifts and service machinery. Running equipment at full capacity for a lengthy period of time can have a negative impact on quality and cause bottle-necks in product throughput which can result in missed scheduled delivery dates. Moreover, because the semiconductor assembly and test services business requires investment in expensive capital equipment and is characterized, from time to time, by intense demand, limited supply and long delivery cycles, we may not be able to readily increase our operating capacity. This would lead to a loss of sales of our assembly and test services, which could ultimately lead to a loss in market share and have a negative impact on our results of operations.

Our profitability has in past periods been affected by low capacity utilization rates, which are significantly influenced by factors outside of our control.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. Consequently, insufficient utilization of installed capacity can negatively affect our profitability. For example, in fiscal year 2003, our capacity utilization rates ranged from averages of approximately 42% to 67% per month for our assembly operations as a result of the weak demand for our assembly and test services resulting from the prolonged downturn in the semiconductor industry. In addition, as a result of the most recent industry downturn, our capacity utilization rates averaged approximately 63% and 66% in the October 2004 quarter and January 2005 quarter, respectively. If we experience low capacity utilization in future periods, our financial condition and results of operations could be adversely affected.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future sales, adjust our production costs and efficiently allocate our capacity on a timely basis and could therefore have an adverse effect on our business and operating results.

Although our customers provide us with forecasts of their expected orders, our customers generally do not place purchase orders far in advance of the required shipping dates. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, which makes it difficult for us to forecast our sales in future periods. Also, since our cost of sales and operating expenses have high fixed cost components, including depreciation and employee costs, we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. Our current and anticipated customers may not place orders with us in accordance with our expectations or at all. As a result, it may be difficult to plan our capacity, which requires significant lead time to ramp-up and cannot be altered easily. If our capacity does not match our customer demand, we will either be burdened with expensive and unutilized overcapacity or unable to support our customers’ requirements, both of which would have an adverse effect on our business and results of operations.

We generate a significant amount of revenue from a limited number of customers. The loss of, or reduced purchases by, one or more of our larger customers may have an adverse effect on our results of operations.

For the nine months ended January 31, 2005, our top five largest customers by net sales accounted for approximately 53.3% of net sales, and our top ten largest customers by net sales accounted for approximately 69.7% of net sales. Our largest customer for that period by net sales accounted for approximately 19.2% of net sales. For the fiscal year ended April 30, 2004, our top five largest customers by net sales accounted for approximately 56.8% of net sales and our top ten largest customers by net sales accounted for approximately 74.3% of net sales. Our largest customer for that same year by net sales accounted for approximately 19.0% of net sales. If any key customer were to significantly reduce its purchases from us, our results of operations would likely be adversely affected. While sales to major customers may vary from period to period, a major customer that permanently discontinues or significantly reduces its purchases from us could be difficult to replace.

In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that can take up to six months at a significant cost to the customer. As a result, customers are reluctant to qualify new assembly and test service providers and it may be difficult for us to attract new major customers and/or break into new markets. In addition, if we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with an even more limited number of customers accounting for a significant portion of our net sales. Furthermore, we believe that once a semiconductor company has selected a particular assembly and test company’s services, the semiconductor company generally relies on that vendor’s packages for specific applications and, to the extent possible, subsequent generations of that vendor’s packages. Accordingly, it may be difficult to achieve significant sales from a customer once it selects another vendor’s assembly and test services.

Because a significant portion of our production is in Asia, we are vulnerable to weaknesses in the economies of Asian countries.

Most of our important suppliers of raw materials, leadframes and the semiconductor chips delivered to us for assembly and test are located in Asia. Substantially all our customers are United States or European multinational companies and nearly 100% of our invoices are billed in U.S. Dollars. We estimate that approximately 44.2% of our net sales during the nine months ended January 31, 2005 and 49.3% of our net sales during the year ended April 30, 2004 represented packages shipped to distribution centers and destinations within Asia (including Hong Kong). These factors raise a number of financial, operational and business risks, including:

•	exposure to regional economic and political developments;

•	changes in local intellectual property laws and commercial laws;

•	the imposition of local currency controls;

•	adverse changes in local tax law, customs duties and procedures;

•	transportation difficulties; and

•	unfavorable changes to import/export regulations and procedures.

These factors could adversely affect both our operations and the operations of our suppliers and customers. In addition, the sharp economic downturn in Asia in recent years adversely affected our business by reducing demand for our customers’ products in Asia. Future economic downturns in Asia or elsewhere would likely be detrimental to our business, financial condition and result of operations.

In moving our assembly and test facilities from Hong Kong to Dongguan, China, we may experience unanticipated costs, delays or business interruptions, which could adversely affect our financial condition and results of operations.

In August 2002, we entered into a 15-year lease agreement and a 6-year management agreement with Dongguan Changan County Changshi Development Company, or Changshi, our development partner in the Zhenan Technology and Industrial Park, Changan County, Dongguan City in Guangdong, China. In August 2003, construction and finish of the interior and fixtures of our modern Phase I 180,000 square foot facility was completed by Changshi to our specifications. Upon completion we started moving assembly equipment to this newly built Phase I facility. We have completed our internal qualification and customer qualification runs for the LPCC, TAPP and fpBGA product lines at this new facility. For the nine months ended January 31, 2005, we continued to make progress in ramping our Phase I facility towards volume production, through which we have increased to 25 the number of customers that have qualified their semiconductor components for assembly in our Phase I facility. Unit volume production in our Phase I facility has continued to increase in the April 2005 quarter. As of the date of this report, we have transferred approximately 30% of our existing installed assembly and test capacity to China.

In the July 2004 quarter, the construction on a 300,000 square foot Phase II facility immediately adjacent to our Phase I facility commenced. As with our Phase I facility, in May 2004, we entered into another lease agreement with Changshi to have this facility built to our specifications. The Phase II facility lease also includes the participation of the Changshi subsidiary, Dongguan Changan ASAT Semiconductor Assembly and Test Factory, that holds the subject land use rights. Under the terms of the lease agreement, we will lease the completed Phase II facility from Changshi for a period of 15 years. In August 2004, we entered into an agreement to engage a third party vendor, Dongguan Wellmean Decoration Engineering Company Limited, or Wellmean, to complete the interior finish and fixtures in the Phase II facility. The Phase II facility is expected to house substantially all of the balance of our Hong Kong manufacturing operations plus provide space for the future expansion of our assembly and test operations.

We may experience unexpected costs or delays in moving our assembly and test equipment to or fully completing the interior finish and fixtures in the new facility during Phase I and/or II, which could have a material adverse impact on our financial condition and results of operations. While our assembly and test equipment is in transit and being installed in our facilities in China, we will be unable to use this equipment to generate sales. In addition, we may not be able to achieve such results by such dates if our move is delayed for any reason, if we encounter other unexpected delays or if our customers fail to agree to qualify their products for assembly and/or test in this new facility. Any interruption in manufacturing or delays in shifting capacity to our China plant would have a material adverse impact on our financial condition and results of operations.

We have limited experience working with our partner in China. Decisions that our partner makes in China with respect to our facility may not be consistent with our interests.

Our development partner in China, Changshi, is an entity established by the Dongguan government to develop and manage several newly designated industrial parks in Changshi prefecture Chang An town, Dongguan City, Guangdong Province. We believe that the interests of Changshi currently are aligned with our interests and its performance during the construction and completion of the interior finish and fixtures of the Phase I facility met or exceeded our expectations with respect to the quality and timeliness of the construction of the Phase I facility. However, Changshi may not continue to perform at these levels or at all during the course of constructing the Phase II facility. Moreover, pursuant to our agreements with Changshi, it must now assist us in operating the Phase I facility to our requirements over a period of several years. In that regard, we only have limited experience working with Changshi. As a result, we could experience difficulties in our relationship with Changshi, and the decisions made by Changshi may not be consistent with our interests, which in either case could be disruptive to our operations. Changshi is the owner of the Phase I land-use right, buildings and interior finish and fixtures and facilitized equipment and Phase II land-use right and buildings and holds the approvals from the Chinese government necessary to conduct our assembly and test operations in our Phase I facility. A dispute with Changshi could cause Changshi to be unwilling to perform its contractual obligations as lessor for our Dongguan Facilities. In such circumstances, Changshi could prevent us from operating the facilities, which, following transfer of substantially all of our manufacturing operations to Dongguan, will mean that we would be unable to conduct our business. Although we have the contractual right under our respective leases with Changshi to purchase the Dongguan facilities from Changshi at stipulated times, there can be no assurance that we will have sufficient funds or access to financing in order to purchase the facilities. Any disruption in our business due to a dispute with Changshi may have a material adverse effect on our results of operations. In addition, if Changshi were to breach one or more of their agreements with us, we would be called upon to initiate binding arbitration in Beijing or Shenzhen before the China International Economic and Trade Arbitration Commission. The outcome of any such arbitration would be controlled by Chinese law and could be time consuming and unfavorable to us.

Changshi hires our Dongguan employees and we expect these employees to unionize. If we encounter future labor problems, we may fail to deliver our products in a timely manner, which could adversely affect our revenues and profitability.

Pursuant to the terms of our management services agreement with Changshi, Changshi began hiring engineering, managerial and direct labor employees for staffing Phase I of the Dongguan facility and these workers will be employees of Changshi. However, these workers will have been selected by us and will be under our direct supervision and control. The employment agreements for the Dongguan workers, which include workplace rules, salaries and benefits, have been drafted and approved by us and we believe that they are fully compliant with the employment laws of the PRC. None of these employees or our other employees are currently represented by a union. However, we expect the workers in our Dongguan facilities to unionize, even though we are not sure what percentage of this workforce will be affected. It is possible that the union will be subject to collective bargaining and wage agreements. These agreements could increase our labor costs in China and have an adverse impact on our operating results. In addition, once unionized, this workforce may undertake labor protests and work stoppages, which could also have an adverse impact on our operating results. We cannot assure you that any potential issues with the expected labor union or other employees will be resolved favorably for us in the future, that we will be successful in negotiating any potential wage and collective bargaining agreements, that we will not experience significant work stoppages in the future or that we will not record significant charges related to those work stoppages.

Operating a new facility in China can be fraught with uncertainty and there can be no assurances that this China facility will bring intended benefits to us.

Many legal, operational and financial risks may prevent us from realizing our intended benefits in China in connection with our move of manufacturing operations to Dongguan, China. These risks include:

•	economic, political and social uncertainties in China;

•	changes in, or the arbitrary enforcement of, commercial laws, currency controls, import tariffs and duties, customs regulations, and taxation laws in China;

•	local infrastructure problems, such as electrical power interruptions, in an area that has only recently undergone a very rapid industrial development;

•	quality problems arising from the start up of new manufacturing processes by operators who lack experience with our sophisticated manufacturing equipment;

•	transportation difficulties that may be encountered in receiving supplies and/or in shipping finished products by land or by air;

•	an unwillingness or hesitancy on the part of customers to qualify their products in the new facilities;

•	an inability to attract and retain sufficient and qualified engineering and management talent and resources;

•	measures which may be introduced to control inflation or deflation;

•	changes in the rate or method of taxation;

•	fluctuations in the value of the Chinese Renminbi currency;

•	modifications to fiscal, banking or monetary policies to reduce the rate of future growth in China; and

•	imposition of additional restrictions on currency conversion and remittances abroad.

While China’s economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy in China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by governmental control over capital investments or changes in tax regulations applicable to us.

The economy in China has been transitioning from a planned economy to a more market-oriented economy. Despite recent transitions to a market-oriented economy, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary and banking policy and providing preferential treatment of particular industries or companies.

The Chinese legal system is based on written statutes. These statutes remain largely untested and prior court decisions interpreting them may be noted for reference but have limited precedential value. Since 1979, the Chinese government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve significant uncertainty. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may lead to additional restrictions on our business.

The Chinese government and provincial and local governments have provided, and continue to provide, various incentives to Chinese domestic companies in the semiconductor industry, which may include our recently formed Chinese subsidiary, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time. Any such reduction or elimination of incentives which may be provided to us could adversely affect our business and operating results.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our Chinese operating subsidiary, which could restrict our ability to make payments on our 9.25% senior notes due 2011 or act in response to changing market conditions.

While we are a Cayman Islands holding company, we plan in the future to conduct a substantial portion of our assembly and test operations through a newly formed Chinese subsidiary. The ability of this subsidiary to make dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under China law, a Chinese subsidiary may pay dividends only after at least 10% of its net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. The profit available for distribution from our China subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with U.S. GAAP. Our Chinese subsidiary was formed in late December 2004 in connection with Phase II of the transition of our manufacturing operations from Hong Kong to Dongguan, China and has not yet commenced any operations or generated any net profits. Moreover, its registered capital is approximately $33 million, of which approximately $10.6 million has been contributed as of the date of this report, and may be subject to change. The ability of this subsidiary to make dividends will depend ultimately on the profitability of its business. As a result, we may not have sufficient distributions from our China subsidiary to enable necessary profit distributions to us or any distributions to our shareholders in the future.

Payments by our China subsidiary to us other than as dividends, such as payments of loan principal and interest, may be subject to governmental approval and taxation. Any transfer of funds from ASAT Holdings to our China subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange or other relevant examining and approval authorities. In addition, it is not permitted under China law for our China subsidiary to directly lend money to our Hong Kong or other subsidiaries. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted to our China subsidiary. These limitations on the free flow of funds between us and our China subsidiary could restrict our ability to act in response to changing market conditions and reallocate funds from our China subsidiary to our other subsidiaries in a timely manner.

With most of our operations conducted in our facilities in Hong Kong and China, we are vulnerable to natural disasters, and other disruptive regional events, which could cause us to lose sales and perhaps lose customers.

We currently conduct our assembly operations in our facilities in Hong Kong and China. Significant damage or other impediments to any of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining imported spare parts and equipment, natural disasters, terrorist incidents, industrial accidents or other causes could temporarily disrupt or even shut down our operations, which would have an adverse effect on our financial condition and operating results. For example, our operations in Hong Kong and Dongguan are both vulnerable to regional typhoons that can bring with them destructive winds and torrential rains which can in turn cause plant closures and transportation interruptions.

With respect to our facilities in Hong Kong, we maintain insurance, including business interruption insurance, against some, but not all, of these events. With respect to the facilities in Dongguan, China, Changshi has procured insurance covering the buildings and public liability insurance and we have procured insurance covering the contents of the buildings and public liability insurance. Because commercial production has recently started at the Phase I facility in Dongguan, we have procured business interruption insurance with only limited coverage. We cannot assure you that our insurance or the insurance procured by Changshi would be adequate to cover any direct or indirect loss or liability resulting from any of the events described above.

Our new facilities in Dongguan, China have recently become operational and any disruptions in available power supply in Dongguan could disrupt our operations, reduce our sales and increase our expenses.

As of the date of this report, we have transferred approximately 30% of our existing installed assembly and test capacity to China. Our assembly and test operations in China are dependent on a reliable source of electrical power. For economic and continuous manufacturing operations, we are dependent on electrical power supplied by state run power generating facilities. Although we have installed back-up generators in our new China facility and have dedicated power lines and substations, we will remain dependent on state supplied electrical power. China is now experiencing an electrical power shortfall that is expected to increase in the near term as the imbalance between capacity and demand grows. The projected power shortfall is expected to be most acute in southern China, including Dongguan where the Company’s factory is located. In Dongguan, demand for power exceeded supply during most of calendar years 2003 and 2004. Should our Phase I Dongguan facility be subject to rolling blackouts or should the power shortage result in brownouts of increased severity, our operations may suffer temporary shutdowns or be otherwise inconvenienced. We believe that the potential for blackouts and brownouts that could affect our operations at the Phase I Dongguan facility will be highest during warm weather conditions.

We currently have a dedicated hi-voltage supply line and dedicated 11K volt transformers on site supporting the Phase I Dongguan facility. This line should not be subject to rolling blackouts as a dedicated power source. In addition, we currently have back-up generators that support a portion of our production at our Dongguan facilities that are designed to provide short term emergency power for a portion of our power needs in the event of a power blackout or shortage. However, no assurances can be given that the transformers or the generators will be able to provide adequate power during prolonged blackouts. If the transformers or the generators are unable to provide power during prolonged blackouts, we would be temporarily unable to continue operations at this facility. Phase II of our move to China is expected to include the installation of a separate supply line from an alternative power plant which we expect to provide independent and continuous back-up power. Nevertheless, no assurances can be given that this separate power line will be able to provide adequate power during prolonged blackouts. Any interruption in our ability to continue our operations at the Dongguan facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue and increased expenses, any of which would substantially harm our business and results of operations.

In addition to the above, if retail electricity prices rise dramatically in Dongguan, we would expect our expenses to increase and our operating results to be adversely affected.

We may not be able to continue to reduce our cost structure. Even if we do, it may not reduce our operating expenses by as much as we anticipate.

Beginning in 2001, in response to the severe downturn in the semiconductor sector, we began to reduce costs. Since the end of the January 2002 quarter, we have been implementing our corporate restructuring program in order to reduce our overall cost structure and improve profitability. We implemented cost savings measures, including reductions in material, labor, overhead and administrative costs. We continue to reduce our cost structure and have recently started the installation of the SAP enterprise resource planning solution and Camstar’s manufacturing tracking and execution system to enable us to implement improved business processes. We are also moving our assembly and test facilities from Hong Kong to lower-cost facilities in Dongguan, China. We cannot assure you that these cost saving measures will lead to profitability or that any expected net savings will occur. During the remainder of calendar year 2005, we anticipate that there will be additional expenses associated with commencing production in our Dongguan facilities and in expanding our sales and marketing efforts in Asia and North America. In addition, with respect to our new information systems, there can be no assurances that we will not encounter delays, errors or cost-overruns or other adverse consequences in implementing such systems. As we upgrade our information systems, we may encounter difficulties in integrating such technology into our business and we may find that such new systems may not be appropriate for our business. If our new information systems prove to be inadequate or their implementation severely delayed, our business, financial condition and results of operations may be harmed.

We rely on the development and perfection of ownership interests in a substantial amount of intellectual property in our business. If we are unable to protect this intellectual property, we may lose advantages in innovation over our competitors.

We have patents, confidentiality agreements and other arrangements intended to protect certain of our proprietary manufacturing processes and product technologies. As of January 31, 2005, we had approximately two dozen issued U.S. patents. In addition, during the October 2003 quarter, we entered into a “quad flat pack no lead” chipscale package, or QFN, patent cross-license agreement with Amkor Technology, Inc. These protections and any future measures we take might not adequately cover or protect our intellectual property. In particular, our competitors may be able to develop similar or superior products or manufacturing technologies, and many of these competitors invest greater amounts of capital towards such development efforts than we do. As a result, our patent portfolio may not have the breadth or depth of that of some of our competitors. Also, we cannot assure you that the Asian countries in which we manufacture and market our products will protect our intellectual property rights to the same extent as does the United States. That could leave us vulnerable to willful patent infringement or to the theft of trade secret information. However, even if we have valid protections in place, we may not have sufficient financial and legal resources to protect or enforce our rights. Furthermore, because many of our products and technologies are not covered by any patents or pending patent applications, they are susceptible to independent duplication and/or reverse engineering by competitors.

We are vulnerable to intellectual property infringement claims by third parties and may need to enforce our intellectual property rights against third parties.

The semiconductor industry is characterized by frequent claims regarding patent infringement. From time to time, third parties may claim that we are infringing on their intellectual property rights. Such claims could have a serious adverse effect on our business and financial condition.

If a third party were to bring a valid legal claim against us for patent infringement, we could be required to:

•	discontinue the use of any of our processes considered infringing;

•	cease the manufacture, use, import and sale of infringing products;

•	pay substantial royalties and/or damages;

•	develop non-infringing technologies; or

•	acquire licenses to the technology that we had allegedly infringed.

We may seek licenses from such parties, but they could either refuse to grant us a license or demand commercially unreasonable terms. We might not have sufficient resources both to pay for the licenses and to remain competitive. Such infringement claims could also cause us to incur substantial liabilities and to have to suspend or permanently cease the use of critical technologies or processes for the production and/or sale of major products.

We may also need to enforce our patents and other intellectual property rights against infringement by third parties. If we were called upon to defend against a claim of patent infringement, or we were compelled to litigate to assert our intellectual property rights, we could incur substantial legal and court costs and be required to consume substantial management time and engineering resources in the process.

An unfavorable result in our litigation with Motorola could have a substantial adverse impact on us.

We are currently subject to litigation with Motorola. Motorola has claimed that we owe $8 million in royalties, plus interest accruing at the rate of 1% per month, based upon a written patent cross-license agreement that QPL, a major shareholder of ours, entered into with Motorola and a supposed implied contract with us on the same terms. In pre-trial proceedings, the court dismissed Motorola’s claim against us based on the written contract, leaving only the implied contract claim. Following a hearing in February 2005, at which we asked the court to dismiss the implied contract claim, we believe that we reached an agreement in principle with Motorola to settle the case. The agreement in principle is oral and represents only a high level outline for a settlement. The details of the settlement have not been agreed to by the parties, and the matter will not be resolved unless and until a formal written settlement agreement setting forth the final terms of the settlement is agreed to by the parties. The terms of the formal settlement agreement are currently being negotiated. Consequently, there can be no assurance that the case will be settled, and the case may proceed to trial. An unfavorable result in this litigation may result in payment of some or all of the amount claimed above, and may include an on-going royalty-bearing license to Motorola for the use of their patent. This could have an adverse effect on our financial condition and our results of operations. For a more detailed description of the litigation, see “Legal Proceedings.”

We could be adversely affected by an adverse outcome in legal proceedings to which we are, or in the future may become, subject.

We are or in the future may become involved in various intellectual property, product liability, commercial, environmental, and tax litigations and claims, government investigations and other legal proceedings that arise from time to time in the ordinary course of our business. Litigation is inherently unpredictable, and we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations. In addition, if we receive a final unsatisfied judgment in any litigation not covered by insurance in excess of $10 million that is not cured within 60 days following such judgment, there will be an event of default under the indenture for the 9.25% senior notes due 2011. Upon an event of default, either the trustee or the holders of at least 25% of the outstanding principal amount of the notes may declare the amounts payable on the notes due and payable. In the event that our obligations on the notes are accelerated at a time when we do not have sufficient funds to repay amounts due on the notes, there will be a payment default on the notes and our financial results will be materially adversely affected.

Since May 2002, we have assembled a senior management team to implement our business strategy, but no assurances can be given that they will be able to successfully implement our business strategy. The loss of key executive officers and engineers could negatively impact our business prospects. In addition, our inability to retain key personnel at all levels would limit our ability to develop new and enhanced assembly and test services.

We depend on our ability to attract and retain highly skilled technical, managerial, sales and marketing personnel. Since May 2002, we have assembled a senior management team to implement our strategy and turn-around the company. However, our senior management team has on average been with us for less than three years and there can be no assurance that this team will be able to implement our strategy successfully. In addition, competition for highly skilled technical, managerial, sales and marketing personnel is intense, particularly in Hong Kong and Southern China, and the retention of skilled engineering personnel in our industry typically requires competitive compensation packages. In attracting and retaining such personnel, we may be required to incur significantly increased compensation costs. We cannot predict whether we will be successful in attracting and retaining the personnel we need to successfully develop and market new and enhanced assembly and test services in order to grow our business and achieve profitability.

The loss of key suppliers or their failure to deliver sufficient quantities of materials on a timely basis could negatively impact our business prospects. Our inability to qualify second sources for certain suppliers could limit our production capabilities.

The principal materials used in our assembly process are polymer substrates, leadframes, gold wire and plastic molding compounds. In the ordinary course of business, we purchase most of our leadframes from QPL International Holdings Limited and its affiliates, or QPL, our largest shareholder, and our substrates from several suppliers in Japan, Korea and Hong Kong. To maintain competitive packaging operations, we must obtain from these suppliers, in a timely manner, sufficient quantities of acceptable quality materials and equipment at competitive prices. We purchase all of our materials on a purchase order basis and have no long-term contracts with any suppliers. From time to time, particularly during industry upturns, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. In addition, particularly during industry upturns, prices that we pay for materials may increase due to increased industry demand. This increase could negatively impact our operating results especially if we are unable to pass this cost on to our customers. Further, if any of our vendors, particularly QPL, were to cease operations for any reason, we may experience difficulty in obtaining acceptable materials from alternative vendors on a timely, cost-effective basis. For example, in the April 2004 quarter, an upstream vendor to one of our key suppliers announced the discontinuance of the production of metalized tape of a certain composition. This discontinuance forced our supplier to send “end of life” notices to almost a dozen of its customers, several of whom were highly dependent on products assembled with the discontinued material.

We are currently seeking alternate vendors in an effort to reduce both our costs and the risks associated with relying substantially on one vendor. Our customers may require us to complete a rigorous approval process with a new vendor before we can utilize the new vendor. We cannot predict how much time this approval process will take to complete and we may not be able to utilize alternative sources on a timely or cost-effective basis. Our business and results could be negatively impacted if our ability to obtain sufficient quantities of materials and other supplies in a timely, cost-effective manner was substantially diminished or if there were significant increases in the cost of materials that we could not pass on to our customers.

We are controlled by two principal groups of shareholders and their interests may conflict with your interests.

Several private equity funds separately managed by or affiliated with JPMP Master Fund Manager, L.P. (formerly Chase Capital Partners), Olympus Capital Holdings Asia and Orchid Hong Kong Investment Holdings, respectively, referred to as the “investor group” in this report, collectively owned approximately 42.0% of the outstanding ordinary shares of ASAT Holdings as of January 31, 2005. The investor group has signed a co-investment agreement generally to vote in unison on certain matters. QPL and its controlling shareholder collectively owned approximately 42.5% of the ordinary shares of ASAT Holdings as of January 31, 2005. In addition, the investor group can acquire additional shares of ASAT Holdings from QPL in satisfaction of indemnification claims against QPL and under a credit support arrangement with creditors of QPL. The investor group and QPL together control ASAT Holdings’ board of directors, management and policies. The investor group and QPL are not obligated to provide any financing under their current shareholders’ agreement. The investor group and QPL are not obligated to exercise their rights as shareholders in the interests of ASAT Holdings and may engage in activities that conflict with such interests. We have not established any procedures for resolving actual or perceived conflicts of interest between our principal shareholders and our other investors. Furthermore, disagreements between the investor group and QPL which cannot be resolved could adversely affect the management of our company. QPL and the investor group are subject to a shareholders’ agreement and vote together on certain matters, including on the election of directors.

Environmental, health and safety laws could impose material liability on us and our financial condition may be negatively affected if we are required to incur significant costs of compliance.

Our operations in Hong Kong are subject to environmental, health and safety laws. These Hong Kong laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

In addition, our operations in China will be required to comply with various Chinese environmental laws and regulations administered by the central and local government environmental protection bureaus, including any environmental rules introduced by the local Chinese governments in Dongguan, China. These laws impose controls on our air and water discharges, on the storage, handling, discharge and disposal of chemicals, and on employee exposure to hazardous substances and impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. If these laws were to change, they could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Stricter enforcement of existing laws, the adoption of new laws or regulations or our failure to comply with these laws or regulations could cause us to incur material liabilities and require us to incur additional expense, curtail our operations and restrict our ability to grow.

QPL has provided us with chemical waste disposal services in Hong Kong due to our respective manufacturing operations being located in the same building. QPL, as the landlord of our assembly facility in Tsuen Wan, Hong Kong has provided these services to us pursuant to a license issued to QPL by the Hong Kong government, which must be renewed by October 31 every other year. However, in June 2003 QPL relocated all of its manufacturing operations from our shared facility to its new facility in Dongguan, China. QPL has agreed to continue to renew this license for our benefit and we received a renewal license in November 2003. Any failure on the part of QPL to obtain or to maintain such a license could materially and adversely affect our operations.

We do not anticipate making material environmental capital expenditures in connection with our current operations or the construction of the new facilities in Dongguan, China. However, we cannot predict whether future environmental, health and safety laws in either Hong Kong or China will require additional capital expenditures or impose other process requirements upon us, curtail our operations, or restrict our ability to expand our operations. We could be subject to material liabilities if the governments in Hong Kong or China adopt new environmental, health and safety laws, we fail to comply with new or existing laws, or other issues relating to hazardous substances arise.

Recent changes in environmental laws and regulations applicable to manufacturers of electrical and electronic equipment are causing us to redesign certain products, and may increase our costs and expose us to liability.

The implementation of new environmental regulatory legal requirements, such as lead free initiatives, could impact our product designs and manufacturing processes. The impact of such regulations on our product designs and manufacturing processes could affect the timing of compliant product introductions, the cost of our products as well as their commercial success. For example, a recent directive in the European Union bans the use of lead and other heavy metals in electrical and electronic equipment beginning in 2006. As a result, in advance of this deadline, some of our customers selling products in Europe have begun demanding products from component manufacturers, such as us, that do not contain these banned substances. Because most of our existing assembly processes utilize a tin-lead alloy as a soldering material in the manufacturing process, we must redesign some of our assembly processes and products to respond to the new legislation if we are to meet customer demand. This redesign may result in increased research and development and manufacturing and quality control costs. In addition, the products we assemble to comply with the new regulatory standards may not perform as well as our current products. Moreover, if we are unable to successfully and timely redesign existing products and introduce new products that meet the standards set by environmental regulation and our customers, sales of our products could decline, which could materially adversely affect our business, financial condition and results of operations.

Some of our costs are denominated in foreign currencies and the continued depreciation of the U.S. dollar against such foreign currencies could increase these costs.

While substantially all of our revenues are U.S. dollar denominated, a portion of our costs are denominated in other currencies, primarily Hong Kong dollars, Chinese Renminbi and to a lesser extent Japanese yen. The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current linked rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the linked rate or abandon the link altogether. The Japanese yen has fluctuated significantly against the U.S. dollar in recent years and may continue to fluctuate. The depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses, which could have an adverse effect on our financial condition and results of operations.

Additionally, we expect that our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase since expenses related to the Dongguan facilities will be paid in Renminbi. Since calendar year 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S.

dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. As a result, the exchange rate of the Renminbi to the U.S. dollar has been substantially pegged or fixed. However, the government of China could change or abandon its existing currency policy at its sole discretion. Recently, the Chinese government has been under increasing pressure from its trading partners to cause the Renminbi to appreciate against the U.S. dollar. If the Renminbi were to appreciate against the U.S. dollar, our costs relating to our planned China operations would increase resulting in lower potential margins from our China operations.

Economic, political and legal developments in Hong Kong could affect our business.

Our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal developments in Hong Kong. On July 1, 1997, Hong Kong became a Special Administrative Region of the People’s Republic of China when the People’s Republic of China resumed the exercise of sovereignty over Hong Kong. The basic policies of the People’s Republic of China regarding Hong Kong are embodied in the Basic Law of Hong Kong, which was adopted by the National People’s Congress of the People’s Republic of China on April 4, 1990 and came into effect on July 1, 1997. The Basic Law provides that Hong Kong will have a high degree of autonomy and enjoy executive, legislative and independent judicial power, including that of final adjudication, in accordance with the provisions of the Basic Law. Under the principle of “one country, two systems,” the socialist system and policies will not be practiced in Hong Kong, and the previous capitalist system and way of life shall remain unchanged for 50 years. There can be no assurance that economic, political and legal developments in Hong Kong will not adversely affect our operations.

Outbreaks of epidemics and communicable diseases in Hong Kong, China and other parts of Asia may disrupt our business operations, causing us to lose customers and revenue.

In early calendar year 2003, China, Hong Kong and certain other countries, largely in Asia, experienced the spread of the Severe Acute Respiratory Syndrome, or SARS, virus. The SARS virus was believed to have first originated in Southern China and then spread to Hong Kong before becoming an international health concern. The World Health Organization and several countries issued travel warnings against international travel to Hong Kong, China and several other Asian nations during the period of the alert. This severely curtailed customer visits to our facilities. In addition, we have been unable to obtain insurance coverage at commercially reasonable rates for business interruptions resulting from the spread of communicable diseases. In that regard, there can be no assurance that the SARS virus and/or a different or even more virulent virus will not make a reappearance in the future. If such an outbreak were to occur in Hong Kong or China, and if the outbreak were to be prolonged, uncontrolled and/or associated with high mortality, our operations could be severely impacted, such as through plant closures and the imposition of other emergency measures, any of which would have a material adverse effect on our financial condition and results of operations. Furthermore, any outbreak in any of our premises or manufacturing plants could result in our management and employees being quarantined and our operations being required to be suspended.

We may experience seasonality in the sales of our products, which could cause our operating results to be adversely impacted.

We may experience a decline in business activity during the Lunar New Year, which is a major holiday celebrated in China and many other countries in Asia. Many businesses within China are closed for a period of approximately 10 days around the Lunar New Year, which occurs in January or February of each year. This could lead to decreased sales during the fiscal quarter in which the Lunar New Year falls. Since we only recently commenced operations in China, to date we have not experienced material seasonality. We expect that as we conduct more of our business in China, we will experience seasonality, although it is difficult for us to evaluate the degree to which seasonality may affect our business in future periods.

We may not be able to finance future needs because of restrictions placed on us by the indenture governing our 9.25% senior notes due 2011.

The indenture governing our 9.25% senior notes due 2011 contains, and agreements governing our future debt may contain, various covenants that limit our ability to, among other things:

•	pay dividends, redeem capital stock and make certain other restricted payments or investments, including loans, guarantees and advances;

•	incur additional indebtedness, including guarantees, or issue certain equity interests;

•	merge, consolidate or sell all or substantially all of our assets;

•	issue or sell capital stock of some of our subsidiaries;

•	sell or exchange assets or enter into new businesses;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	create liens on assets; and

•	enter into particular types transactions with affiliates or related persons.

Our ability to comply with covenants contained in the indenture for our 9.25% senior notes due 2011 and other agreements governing indebtedness to which we may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. We operate in an industry that requires large capital expenditures in order to stay competitive, and the indenture, and agreements governing other debt we may incur, may limit our ability to finance these capital expenditures. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness and cross-defaults under the agreements governing other indebtedness to which we may become a party. Any such acceleration or cross-default could require us to repay or repurchase debt, together with accrued interest, prior to the date it otherwise is due, which could adversely affect our financial condition.

Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We will require a significant amount of cash to fund operating and capital expenditures and to service our debt.

Our ability to fund operating and capital expenditures and to service debt will depend significantly on our ability to generate cash from operations. For the fiscal year ended April 30, 2004, the earnings to fixed charges deficiency was $16.7 million and for the nine months ended January 31, 2005, the earnings to fixed charges deficiency was $23.7 million. For the purpose of this calculation, “earnings” consists of income (loss) before income taxes and fixed charges, and “fixed charges” consists of interest expense, including amortization of debt discount and debt issuance costs, and the interest portion within rental expenses which is estimated as one-third of the rental expenses relating to operating leases. We will need to continue generating cash flow in excess of current levels to fund operating and capital expenditures and to service debt, including our 9.25% senior notes due 2011. However, we cannot assure you that we will be able to do so. Our ability to generate cash is subject to general economic, financial, competitive, industry, legal and other factors and conditions, many of which are outside our control. In particular, our operations are subject to cyclical downturns and price and demand volatility in the semiconductor industry. If we cannot generate sufficient cash to service our debt, we may have to, among other things, reduce capital and research and development expenditures, sell assets, restructure our debt, or raise equity. We might not be able to take these actions or they may not be successful. Our ability to take many of these steps may be subject to approval by future creditors in addition to holders of the 9.25% senior notes due 2011.

The market price of our American Depositary Shares, or ADSs, may be volatile. In addition, the liquidity and price of the ADSs may be adversely affected by any future transfer to the Nasdaq SmallCap Market or delisting.

Our ADSs have experienced substantial price volatility during the past three years, particularly as a result of variations between our anticipated and actual financial results, the published expectations of analysts, and announcements by our competitors and by us. From time-to-time, this volatility has been exacerbated by the relatively low average daily trading volumes of our ADSs. In addition, the stock market itself has experienced extreme price and volume fluctuations that have negatively affected the market price of the stocks of many technology and semiconductor manufacturing companies. These factors, as well as general worldwide economic and political conditions, may materially adversely affect the market price of our ADSs in the future.

Although our ADSs are currently quoted on The Nasdaq National Market under the symbol “ASTT”, we have failed in the past to meet the listing requirements for inclusion on the Nasdaq National Market. On October 17, 2002, we received a compliance notice from The Nasdaq Stock Market, Inc. stating that, for a period of 30 consecutive trading days, our ADSs had closed below the minimum bid price of $1.00 per share as required under the Nasdaq Marketplace Rule 4450(a)(5) for continued listing on The Nasdaq National Market. In accordance with Nasdaq’s Marketplace Rules, we had until April 15, 2003 to regain compliance with the Nasdaq’s continued listing requirements. Because we were unable to demonstrate compliance with the continued listing requirements, the Nasdaq Listings Qualifications Panel determined that we should transfer the listing of our ADSs to The Nasdaq SmallCap Market. In anticipation of this determination, we submitted an application to transfer the listing of our ADSs to The Nasdaq SmallCap Market on June 2, 2003. That application was approved and the transfer of the listing of our ADSs to The Nasdaq SmallCap Market became effective from July 1, 2003. Our ADSs were quoted on The Nasdaq SmallCap Market from July 1, 2003 to April 12, 2004. On April 12, 2004, the listing of our ADSs on The Nasdaq National Market once again became effective, and we have listed on The Nasdaq National Market since that date.

In the future we may be unable to comply with the conditions for continued listing on The Nasdaq National Market and may be required to transfer the listing of our ADSs to The Nasdaq SmallCap Market again. The liquidity and price of our ADSs could be negatively impacted by any transfer to The Nasdaq SmallCap Market. For example, the demand for our ADSs may be curtailed by certain investment entities that have self-imposed restrictions and/or investment limitations regarding the trading in and holding of securities that are listed on the Nasdaq SmallCap Market. Any of these entities that hold our ADSs prior to a transfer to the Nasdaq SmallCap Market would likely sell their ADSs, which would tend to depress the price of our ADSs. In addition, the quotation of our ADSs on the Nasdaq National Market preempts the operation of the laws of the various U.S. states relating to the qualification of securities. Securities listed on the Nasdaq SmallCap Market do not preempt the operation of these laws and the liquidity of the ADSs may be negatively impacted. If we are unable to meet the listing requirements of the Nasdaq SmallCap Market, our ADSs may not be traded on any market, and the price and liquidity of your ADSs may decline.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

Substantially all of our costs, assets and liabilities have been denominated in either U.S. dollars or Hong Kong dollars. Substantially all our net sales are denominated and received in U.S. dollars. We purchase raw materials and machinery and equipment primarily in a mix of U.S. dollars and Japanese yen. Labor and administrative costs are incurred primarily in Hong Kong dollars and, to a lesser extent, U.S. dollars and Chinese Renminbi. Following our recapitalization in 1999, substantially all borrowings have been in U.S. dollars.

The Hong Kong dollar historically has accounted for the largest share of our costs. Because the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HK$7.80 = $1.00 since 1983, we have not experienced significant foreign exchange gains or losses associated with that currency. However, the Hong Kong government could change the pegged rate or abandon the peg altogether. Depreciation of the U.S. dollar against the Hong Kong dollar or Japanese yen would generally increase our Hong Kong dollar or Japanese yen expenses.

Additionally, we expect that as our new manufacturing facilities in Dongguan, China become fully operational, our exposure to fluctuations in the value of the Chinese Renminbi will significantly increase. Since calendar year 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. However, the government of China could change or abandon its existing currency policy at its sole discretion. Recently, the Chinese government has been under increasing pressure from its trading partners to cause the Renminbi to appreciate against the U.S. dollar. If the Renminbi were to appreciate against the U.S. dollar, our costs relating to our planned China operations would increase resulting in lower potential margins from our China operations.

Item 4. Controls and Procedures

Evaluation of disclosure controls and procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a – 15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to reasonably ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Quarterly Report on Form 6-K, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to provide reasonable assurance that material information related ASAT Holdings Limited and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the period when our periodic reports are being prepared.

PART II OTHER INFORMATION

Item 1. Legal Proceedings

QPL International Holdings Limited (“QPL”) entered into a patent cross license agreement with Motorola, Inc. on October 1, 1993 (the “Immunity Agreement”). Under the terms of the Immunity Agreement, QPL had been obligated to pay quarterly royalties to Motorola on a per solder ball pad basis for all “BGA Packages,” as defined therein. QPL, through its then subsidiary ASAT Limited, paid royalties on certain products and not others based on its understanding of the obligations under the Immunity Agreement. When QPL assigned certain semiconductor assets to the Company in 1999, ASAT Limited continued to make payments to Motorola, even though the Immunity Agreement was not assigned to the Company or any of its subsidiaries.

Motorola approached the Company in December 2002 claiming that the Company had assumed QPL’s obligations under the Immunity Agreement. It commissioned a third-party auditor to audit the royalty payments the Company had made for the three-year period ended October 31, 2002. Based on the results of that audit, Motorola asserted that QPL and the Company collectively owe additional royalties of $8,000,000 along with interest under either the Immunity Agreement or “implied in fact” contract that mirrors the terms of the Immunity Agreement. The bulk of the amount claimed stems from Motorola’s contention that the Company and QPL owe royalties for the manufacture of fpBGA products, a contention that both entities deny.

On April 9, 2003, the Company and its subsidiary, ASAT, Inc., as co-plaintiffs initiated a lawsuit against Motorola in the United States District Court for the Northern District of California (the “Court”) by filing a complaint for Declaratory Judgment seeking a declaration from the court that neither plaintiff owed Motorola any royalty payments under the Immunity Agreement or any other agreement. Motorola has counter-claimed for breach of contract against the Company, ASAT, Inc., ASAT Limited and QPL, seeking $8,000,000 plus interest accruing at the rate of 1% per month on the alleged unpaid royalties. The substantial majority of Motorola’s demand is directed to the Company and its subsidiaries.

In pre-trial proceedings, ASAT, Inc. obtained summary judgment on all of Motorola’s claims. ASAT Holdings and ASAT Limited have obtained rulings that bar Motorola from seeking to assert claims against them under the Immunity Agreement. Motorola’s only remaining claims against the Company and its subsidiary, ASAT Limited, are based on a supposed “implied in fact” contract with Motorola.

Discovery in the matter is now closed. The Company has filed two motions with the court to dismiss Motorola’s remaining implied contract claims. Following a hearing in February 2005 at which the Company asked the court to dismiss the implied contract claim, the Company believes that Motorola and the ASAT entities (including the Company, ASAT Limited And ASAT, Inc.) reached an agreement in principle to settle the case, release one another from liability for past alleged infringement of certain patents, and license one another to use certain patents in the future. The agreement in principle is oral and represents only a high level outline for a settlement. The details of the settlement have not been agreed to by the parties, and the matter will not be resolved unless and until a formal written settlement agreement setting forth the final terms of the settlement is agreed to by the parties. The terms of the formal settlement agreement are currently being negotiated.

The trial date that had been previously set for April 2005 has been vacated, and a new trial date has not been set. The Company continues to deny the allegations that Motorola is owed any additional royalties under any agreement. If the Company and Motorola are unable to settle this matter, the litigation would continue. Given the inherent uncertainties of litigation, there can be no guarantee that the Company would prevail in that litigation or that an adverse outcome would not have a material impact on the Company’s financial condition. Based on the assessment and information available to date, the Company is unable to evaluate the likelihood of an unfavorable outcome in the Motorola litigation and no amounts have been provided for such matters in the consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: March 22, 2005	By:	/s/ Robert J. Gange
	Name:	Robert J. Gange
	Title:	Chief Financial Officer